As filed with the Securities and Exchange Commission on July 30, 1999

CIK  No. 0001086500
Registration No. 333-78549

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


HealthandBeautyDirect.com, Inc.
(Name of small business issuer in its charter)

Delaware
(State or jurisdiction of incorporation or organization)

5961
(Primary Standard IndustrialClassification Code Number)

52-2181967
(I.R.S. Employer Identification No.)



2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(800) 797-5335
(Address and telephone number of principal executive offices and principal place of business)

Brian M. Fraidin, Chief Executive Officer
HealthandBeautyDirect.com, Inc.
2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(800) 797-5335
(Name, address and telephone of agent for service)


Copies to:

Drew Field
534 Pacific Avenue
San Francisco, CA  94133
(415) 296-9795




Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration
Statement.

The securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.


CALCULATION OF REGISTRATION FEE

Title of                            Proposed    Proposed    Amount
each class        Amount to be      maximum     maximum     of
of securities     registered        offering    aggregate   registration
to be                               price       offering    fee
registered                          per share
_______________________________________________________________________

common stock,
$.01 par value     500,000          $12.00      $6,000,000   --

_______________________________________________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Subject to Completion, Dated July 30, 1999

500,000 SHARES


[logo - HBD initials with an arrow symbol and the name of the company spelled out]

HealthandBeautyDirect.com, Inc.

COMMON STOCK


This is the initial public offering of shares of our common stock. Immediately prior to the closing of the sale of the minimum of __,___ shares in this offering, we will acquire all of the assets and liabilities of a direct response health and beauty products and services marketing business currently being operated as a partnership. The shares have been approved for listing on the Chicago Stock Exchange after completion of this offering.

All payments for shares will be deposited into an escrow account at NationsBank, until we have sold _________shares.
If we have not sold the minimum number of shares by the termination date, all amounts paid will be promptly refunded in full, with interest, and without any deduction for expenses. The offering will end upon the earlier of: the sale of the maximum of 500,000 shares, _________, 2000, or the earlier date on which we decide to close the offering. A minimum purchase of 50 shares is required. We reserve the right to reject any subscription in full or in part.


This investment involves a high degree of risk.  See "Risk
Factors" on pages 4 - 12.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities; or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares are being sold directly by the HBD's chief
executive officer. He will be registered as a sales
representative, where required and will not receive any
commissions.  The table assumes the maximum price of $12.00
per share and represents the proceeds to HBD before deducting estimated expenses of $185,000 payable by the company,
including registration fees, legal and accounting fees, costs of printing, copying and postage and other offering costs.
____________________________________________________________________
                              Underwriting
                  Price to    Discounts and        Proceeds
                  Public      Commissions          to HBD
____________________________________________________________________
 Per Share        $8.00 -          None            $8.00 -
                  $12.00                           $12.00
_____________________________________________________________________
Total Minimum
(__,___ shares)    $________       None            $________

Total Maximum
(500,000 shares)   $6,000,000      None            $6,000,000



The date of this prospectus is July  30, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction in which such offer or solicitation is unlawful.


TABLE OF CONTENTS
                                              Page
Prospectus Summary                               4
Risk Factors                                     5
Use of Proceeds                                 11
Dividend Policy                                 12
Dilution                                        12
Management's Discussion and Analysis of
Financial Condition and Results of Operations   13
Business                                        17
Management                                      27
Certain Transactions                            29
Principal Shareholders                          30
Description of Capital Stock                    31
Shares Eligible for Future Resale               33
Plan of Distribution                            33
Legal Matters                                   35
Experts                                         35
Additional Information                          35
Index to Financial Statements                   36

______________________

The terms "HealthandBeautyDirect.com", "HBD", "the company", "we" or "our" mean the corporation and its predecessor partnership.

We will furnish our shareholders with annual reports containing audited financial statements after the end of each fiscal year. Our corporate offices are located at 2328 West Joppa Road, Suite 100, Baltimore, MD
21093.   Our telephone number is (800) 797-5335, our fax number is
(800) 410-5858 and our web site is www.healthandbeautydirect.com.


Until ______________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

I. Our objective

At HealthandBeautyDirect.com, we market and distribute health and beauty-related products and services directly to consumers through use of direct response advertising channels such as television, direct mail, the Internet, radio and direct sales. We provide comprehensive direct response management services, including development of marketing campaigns, media placement and product fulfillment. In addition to marketing products for clients, we also market and distribute our own cosmetic products under the brand name Linda Seidel Natural Cover.

Our objective is to become the country's leading direct response marketer and distributor of high-quality health and beauty-related products and services. We plan to accomplish this objective by:

1. Capitalizing on our existing direct response marketing expertise, which includes the production of direct response video, audio and printed marketing campaigns and the purchase and analysis of direct response media.
2. Expanding our direct response channels of distribution to include sales through our Internet web site and new service centers, and adding to our medical and direct sales networks.
3. Developing business relationships with various health and beauty-related companies through a series of marketing partnerships, joint ventures, licensing agreements and acquisitions.
4. Realizing economies of scale by utilizing our cost-effective operational infrastructure, which includes management information systems, order processing, customer service and product fulfillment.

II. Structure of the business
1. The company was formed in 1994 as a partnership under the name Transforming Cosmetics.
2. Venture Media Limited Partnership provided the initial capital and management services for formation and development of the business. Linda Seidel contributed her product formulations, know-how and a long-term employment contract.
3. In 1998, Transforming Cosmetics purchased the assets of
   Venture Media Buying Service, a direct response media buying and marketing business.
4. On March 18, 1999 HealthandBeautyDirect.com, Inc., a
   Delaware corporation, was formed to acquire all of the assets, liabilities and business of Transforming Cosmetics. This entity was formed because a corporation is a more suitable form for public share ownership than a partnership. This transaction will be completed after the minimum number of shares is sold.
5. A total of 7,000,000 shares of common stock will be issued to the partners of Transforming Cosmetics in exchange for the business acquired. There will be a total of ______shares outstanding if the minimum amount is sold, and 7,500,000 if the maximum amount is sold.

HOW TO BECOME A SHAREHOLDER

We are offering shares of our common stock directly to selected investors, for a minimum investment of __ shares at $_____ per share or $_______. You may become a shareholder by filling out the Share Order Form and returning it with your check for the amount of your investment. When your order has been accepted, you will receive a signed copy and an acknowledgment letter. Share certificates will be sent, beginning shortly after sale of the minimum number of shares.

HOW TO CONTACT US

Our corporate offices are located at 2328 West Joppa Road, Suite 100,
Baltimore, MD 21093.   Our telephone number is (800) 797-5335, our fax
number is (800) 410-5858 and our web site address is www.healthandbeautydirect.com.



RISK FACTORS

We may be unable to implement our business strategy.
We have experienced substantial growth in revenues, number of employees and assets since beginning operations in April 1994. Our continued growth and profitability will depend, in part, upon our ability to implement our business strategy and successfully expand our channels of distribution. This strategy is principally dependent upon our ability to cost effectively acquire new customers through the use of various forms of direct response marketing, including our web site currently under development. Continued implementation of this strategy will depend in large part on:

- the level of customer acceptance of our products and services;
- our ability to create product and brand name awareness;
- the effectiveness and efficiency of our direct response advertising;
- our ability to identify health and beauty-related companies and either acquire or form joint venture marketing relationships with these companies;
- our ability to successfully identify and respond to emerging trends in the health and beauty-related industry;
- developing internally, through joint venture or by acquisition, expansion of our direct response infrastructure which includes media buying, management information systems, telemarketing, fulfillment and creative production;
- our ability to continue to expand in the face of increasing competition from other companies in the distribution of health and beauty-related products and services;
- successful hiring, training and retaining skilled employees, and
- general economic conditions and consumer confidence.

If we are unable to achieve our goals, our business, financial condition and results of operations may be materially and adversely affected.

There is currently no public market for our shares and the market price is likely to fluctuate.
Prior to this offering there has been no public market for our shares. Our board of directors determined the public offering price for our shares. Our shares have been approved for listing on the Chicago Stock Exchange after completion of this offering. Upon completion of our offering, there may be limited trading and the market price of our shares is likely to be highly volatile. The volatility may result from factors including:

-  fluctuations in our operating results;
- changes in stock market analysts' recommendations regarding our business, similar companies in our industry or general market and economic conditions;
- changes in market valuations of Internet, online service or direct marketing companies;
- announcements of technological innovations or new services by us or our competitors;
- announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
-  additions or departures of our key personnel.

The market prices for stocks following an initial public offering, frequently reach levels that bear no relationship to their operating performance. Such market prices generally are not sustainable and are subject to wide variations. If our shares trade to such levels following this offering, it is likely they will later experience a material decline in share price.

The proceeds from the sale of the shares may be held in an escrow account up to _______, 2000. During this time, investors cannot demand return of their subscription proceeds. If we do not sell the minimum number of shares, the investors will be refunded their investment in full with interest.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

To grow and be profitable, we must keep acquiring new customers and new products to sell to them.
We are increasing our costs by adding employees and equipment to handle increased volume of sales and more products. Our ability to increase sales enough to pay for these greater costs, and make a profit, will depend in large part upon:

- continuing to make our direct response advertising more effective and efficient;
-  creating or acquiring new products;
- acquiring or joint venturing with other health and beauty-related companies;
- identifying and responding to emerging trends in the health and beauty-related industry; and
- expanding our direct response infrastructure, which includes media buying, management information systems, telemarketing, fulfillment and creative production.

We need to develop our web site brand and create brand name awareness. We believe that broad recognition and a favorable consumer perception of the HealthandBeautyDirect.com brand are essential to our future success. This positioning of our brand will largely depend on:

-  the success of our advertising and promotional efforts;
- a substantial number of e-commerce transactions conducted on our web site;
-  provision of high quality customer service and technical support;
   and
-  multiple visits to our web site by loyal customers.

We will need to spend significant amounts on advertising and promotions. The number of new customers or the number of transactions on our web site may not justify our advertising and promotional expenditures.

Our web site must increase sales and reduce costs enough to pay for its development and operation.
Some of the challenges to our building and operating a profitable web site are to:

- complete development and testing of our web site within the next six months;
-  cost effectively drive traffic to our web site;
-  develop an interesting and easy to navigate web site;
- attract and retain leading product manufacturers and service providers as participants;
- develop strategic alliances for product development, marketing and distribution;
-  maintain and enhance recognition of our web site brand name;
- provide consumers with valuable information so that they continue to frequent our web site;
- manage the interaction among our web site and other direct response channels of distribution;
- continue to develop and upgrade our technology and information-processing systems; and
-  provide superior customer service.

We are likely to experience losses as we develop and expand the web site.
Although we have profitably managed the growth of our direct response marketing business during the last two years, we are likely to experience losses as we aggressively develop and expand our web site and build the HealthandBeautyDirect.com brand name. These losses, if incurred, could be caused by:
-  hiring additional people to develop, maintain and expand our web site;
-  advertising and promotional efforts to drive traffic to our web site;
- finding new health and beauty-related products and services to offer on our web site;
- developing marketing materials to sell our new health and beauty-related products and services;
-  purchasing computers, telecommunications and other infrastructure equipment; and
-  expanding our general office and administrative overhead.

We expect intense competition for our web site concept.
There is a continuing rapid increase in the number of web sites competing for the attention and spending of consumers and advertisers. We will compete particularly with the following types of companies:

- online services or web sites that target consumers in search of health and beauty-related products or services, such as women.com, drugstore.com, iVillage.com, planetrx.com, cosmeticscounter.com and many others;
- web retrieval and other web "portal" companies, such as AOL, Inc., Excite, Inc., Infoseek Corporation, Lycos, Inc., Yahoo! Inc. and many others; and
- publishers and distributors of traditional media, such as television, radio and print.

Increased competition could result in price reductions, reduced margins or loss of market share, any of which couuld hurt our business. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our services, as well as our sales and marketing channels. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

-  larger technical staffs;
-  greater name recognition;
-  larger customer bases; and
- substantially greater financial, marketing, technical and other resources.

Our web site strategy depends upon Internet technology and consumer acceptance of e-commerce.
For us to expand, consumers who have historically used traditional means of commerce will instead need to elect to purchase health and beauty-related products and services online. Very few products and services have been profitably sold over the Internet. A sufficiently broad base of consumers may not adopt, or continue to use, the Internet as a medium of commerce.

Our success will also depend upon the development and maintenance of the Internet's infrastructure to cope with increased traffic. This will require a reliable infrastructure with the necessary speed, data capacity and security. The Internet has experienced a variety of outages and delays as a result of damage to portions of its infrastructure. Future outages and delays would be likely to affect the level of Internet usage and the processing of transactions on our web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

We may have problems operating our web site.
If our computer or telecommunications systems fail to perform or we cannot expand our systems to cope with increased demand, we could experience:

-  unanticipated disruptions in service;
-  slower response times;
-  decreased customer service and customer satisfaction; or
-  delays in the introduction of new products and services;

Any of these problems could impair our reputation and damage our web site brand name.

Our web site brand name could be lost or damaged.
We currently hold the Internet domain name "healthandbeautydirect.com," and a number of other related names. We could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "healthandbeautydirect.com" domain name in all of the countries in which we may desire to conduct business. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear.

Our service center and direct sales operations will be important for our expansion and we have only a limited history with them.
We need to effectively execute our plan to open service centers and develop a direct sales network in new geographic markets. Some of the challenges are to:

- recruit, hire, train, manage and retain health and beauty professionals;
-  manage the interaction among our multiple channels of distribution;
-  negotiate acceptable lease and operational terms;
-  generate additional direct marketing inquiries; and
- refer selected direct marketing inquiries to our service centers and direct sales network.

We heavily rely on our principal product and its developer.
A significant portion of our revenues and net income to date has been from distribution of the Natural Cover cosmetic products. Our revenues and net income in the short term will continue to be closely tied to the success of this product line. The marketing strategy for the Linda Seidel Natural Cover product line is to emphasize the performance qualities of its foundation system and to maintain and enhance Linda Seidel's public image as a credible and authoritative source on the use of cosmetics. The loss of the services of Ms. Seidel, or a decline in her public image, would have a material adverse effect on HBD.

Our revenues are dependent on a limited number of products and services.
Our revenues have been dependent upon the marketing of a limited number of products and services. Although we have continued to expand our revenues by providing various direct marketing services to third party clients, there is no assurance that we will be able to continue to successfully do so in the future. We do not maintain long-term contracts with our clients. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of clients. In addition, we anticipate that such clients will continue to vary over time, so that the achievement of our long-term goals will require us to obtain additional clients on an ongoing basis. The loss of one or more clients or our inability to enter into new client relationships during a particular period could have a material adverse effect on our business, financial condition and results of operations.

We need to develop new products and enhancements.
Our growth and success will depend, in a significant part, upon our ability to enhance existing products and services, to develop new products and services and to assist new clients in marketing their products and services. Each of our product and service offerings must be responsive to customer needs to successfully achieve market acceptance. We will incur substantial expense and use significant resources as we expand the type and range of the products and services that we offer. However, we may not be able to attract sellers to provide such products and services or consumers to purchase such products and services through our channels of direct response distribution. In addition, if we launch new products or services that are not favorably received, our reputation and the value of our brand name, HealthandBeautyDirect.com, could be damaged and have a material adverse effect on our business and financial condition.

We offer a liberal product return policy and rely on credit card processing.
Part of our marketing and advertising strategy focuses on providing liberal merchandise return policies of up to sixty days during which customers may return products and obtain an unconditional full refund of the purchase price less shipping and handling. Credit card processing companies provide customers with up to six months to request and receive a credit card charge back for their purchases. As we expand our revenues through new channels of distribution and new product introductions, our return rates could increase. Our current reserves for returns and credit card charge backs could become inadequate to cover these claims. In order to continue accepting electronic payment by credit card, we must maintain a merchant account with a bank or finance company. Maintaining a merchant account is dependent upon our credit rating and percentage of customer credit card charge backs. The loss of our merchant account, and the inability to secure another merchant account, would have a material adverse effect on our business and financial condition.

The timing of our expenditures may not match with or result in sufficient generation of revenues.
Our business involves a number of risks inherent in the operation of a direct marketing business. The production of marketing materials and media purchases for the Internet and television involve significant advance expenditures. These expenditures cannot be adjusted based upon actual performance. In addition, direct marketing operations involve significant expenditures for the purchase of merchandise and the expenses associated with our order processing, fulfillment and
management information systems.   If our direct marketing campaigns are
unsuccessful, we may not be able to recoup these advance expenditures, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on manufacturers, vendors and suppliers.
We use various domestic and foreign suppliers to manufacture our products and provide us with packaging components. In addition, our operations rely on a number of different outside service providers, such as telemarketing companies, credit card processing firms, marketing professionals, fulfillment houses and delivery companies. We have no long-term contractual assurances of continued supply, pricing or access to components with these manufacturers, vendors or suppliers necessary for the operation of our business. The existing relationships are based on short-term service contracts that may be terminated by either party with little or no notice. In addition, we must compete with other companies for the services provided by these vendors. Certain components used in our products are available from a limited number of sources. If alternative suppliers were needed in the future, or if sufficient supplies could not be obtained from the existing sources, there could be delays in shipments or cost increases. In light of our emphasis on exceptional customer service, the efficient and uninterrupted operation of our order processing and fulfillment
functions are critical to our business.   Moreover, the successful
operation of our direct marketing business is dependent upon the timely and efficient preparation of marketing materials and media purchases. Any interruption in services from outside service providers, including delays or disruptions resulting from labor disputes, such as the 1997 UPS strike, power outages, human error, adverse weather conditions or natural disasters, could have a material adverse effect on our business, operating results and financial condition.

We may be unable to control external costs.
Our business is affected by a number of external costs that are beyond our control which have increased significantly and unexpectedly. Examples of costs include direct response media prices, telemarketing fees, commercial production rates and postage charges which have steadily increased. We expect them to continue to increase in the future.

We are dependent on management information systems.
Our business is largely dependent upon management information systems that assist in processing orders, electronically charging customer credit cards, analyzing direct response media results, shipping merchandise on a timely basis, responding to customer service inquiries and analyzing data on the operation of the business. Effective operation of both the existing management information systems as well as newly developed systems to manage our growth will be critical to our success. If we experience difficulties in implementing or operating our management information systems, this could have a material adverse effect on our business, operating results and financial condition.

Additional sales and other taxes may be imposed and required to be collected.
We collect sales and use taxes on transactions with residents of Maryland only. In the future, we may have to collect taxes on sales to residents of other states. In addition, after the current three-year Congressional moratorium, one or more states or localities may seek to impose sales and use tax collection obligations on out-of-state companies that engage in electronic commerce. If we were required to collect additional sales or use taxes, it would become more expensive to purchase our products and would increase our administrative costs.

We may have fluctuations in our quarterly results.
Variations in the costs of direct response media, the dollar amount of direct response media purchases and the dollar amount of direct response media sales to third parties throughout the year can result in significant increases or decreases in oour revenues and profits from quarter to quarter. In addition, other quarterly influences may develop which could impact our quarterly results. Some of these influences are:

-  increases in return rates;
-  the timing of expenses;
-  our ability to attract and retain users at our web site;
-  our ability to upgrade and develop our operating infrastructure;
-  increases in competition;
-  disruptions in manufacturing and other third party suppliers;
-  Internet system downtime; and
-  general economic conditions.

Any of these influences could have a material adverse effect on our business, operating results and financial condition.

Our growth will depend on existing and additional key management personnel.
Our success will be dependent on the experience and abilities of the existing shareholders of the General Partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com, Inc. The loss of these services could have a material adverse effect on our future growth. Brian M. Fraidin is a shareholder in the General Partner of Venture Media Limited Partnership and is the chief executive officer of HealthandBeautyDirect.com. In this capacity he is responsible for overseeing all the day-to-day operating decisions for the business. Other shareholders of the General Partner of Venture Media Limited Partnership participate in the strategic, financial and legal decision-making. They are not employees of HealthandBeautyDirect.com and each of them is actively involved with various other business investments. The services of Mr. Fraidin and the other shareholders of the General Partner of Venture Media Limited Partnership will be provided to HealthandBeautyDirect.com through a management services agreement with Direct Marketing Services Group, LLC. This entity is owned by various partners of and advisors to Venture Media Limited Partnership who have provided management services to the company. Our only employment agreement is with Linda Seidel. Venture Media Limited Partnership currently maintains a key man life insurance policy on Mr. Fraidin in the amount of $2,500,000. This policy will be transferred or reissued in the name of the company upon the closing of this offering. There can be no assurance that we will be able to maintain such key man life insurance in the future.

In addition, our performance is substantially dependent on:

- the continued employment and performance of our current operating management team;
-  our ability to retain and motivate our key employees; and
- our ability to identify, hire, train, retain and motivate additional highly skilled technical, managerial and marketing personnel.

Competition for personnel in our industry is intense. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, the financial condition and operating results of our business could suffer significantly.

Government regulation may adversely affect our business.
Our products, and our marketing and advertising practices, are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission, Federal Communications Commission and the U.S. Food and Drug Administration. We are also subject to other federal, state and local regulatory requirements, including federal, state and local environmental regulation and regulations issued by the U.S. Occupational Safety and Health Administration. As we begin to market a broader variety of products and services, we may become subject to regulation by agencies other than those listed above. An alleged violation of any of these regulations could have a serious adverse financial effect on us and cause a major change or discontinuance of our business.

We are exposed to product liability risks.
Our business exposes us to potential product liability risks that are inherent in the marketing and sale of health and beauty-related products and services. We maintain general liability and business interruption insurance. However, the loss of insurance coverage, or claims in excess of the insurance coverage, could have a material adverse effect on our business, operating results and financial condition.

Preferred stock could be issued without a shareholder vote.
Our Board of Directors have no present intention to issue any shares of authorized preferred stock. They could do so, however, without further vote or action by the shareholders. They are also authorized to fix the terms and provisions of each series including dividend rights, preferences over dividends on our common stock, conversion rights, voting rights, (which may be senior to the voting rights of the common stock), redemption rights, terms of any sinking fund, and rights upon liquidation, including preferences over our common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Shares eligible for future sale.
Sales of significant amounts of common stock by current shareholders in the public market after this offering could adversely affect the market price of the common stock. Of the 7,000,000 shares to be issued to our present owners, 5,477,216 shares are subject to a "lock-in agreement" which restricts their transfer during the two years following completion of this offering.

We may identify internal systems that present a Year 2000 compliance risk.
The Year 2000 issue is the result of computer programs written using year identifiers, consisting of two digits, rather than four. Use of two digits to identify years may cause certain systems to recognize a date using "00" as the year 1900, rather than the year 2000. The year 2000 issue could result in system failures or miscalculations causing disruption to the operation of many businesses. We have formed a Year 2000 Project Group to identify and correct potential compliance problems. As our analysis of our internal systems proceeds, we may identify systems that present a Year 2000 risk and may have a material adverse effect on our business, financial condition and results of operations.

We may identify third party systems that present a Year 2000 compliance risk.
We have received assurances from many of our suppliers that they are or will become Year 2000 compliant in a timely manner. We also rely upon governmental agencies, telecommunication service companies, utility companies and other service providers outside of HBD's control. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem. Significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem involving HBD, our current or any future strategic marketing partners, our vendors or our users could have a material adverse effect on our business, financial condition and results of operations. We also cannot guarantee that consumers will be able to visit our web site without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, the costs related to Year 2000 compliance could be significant.

Intellectual property protection.
We currently hold the Internet domain name "healthandbeautydirect.com," and various other related names. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "healthandbeautydirect.com" domain name in all of the countries in which we may desire to conduct business. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

Forward-looking statements
The statements contained in this Prospectus that are not purely historical are forward-looking statements. They include our expectations, hopes, beliefs, intentions or strategies for the future. Forward-looking statements often use words like "expects," "will," "may," "anticipates," "believes," "intends" and "seeks." Examples include statements about increasing our channels of distribution and developing new products. Our actual results could differ materially from those suggested by our forward-looking statements.


HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

We estimate that the net proceeds to HBD will be $_______ from the sale of the minimum number of shares and $5,815,000 from sale of the maximum number of shares, after deducting estimated offering expenses payable by HBD. The table below shows how we intend to use the estimated net proceeds from this offering. The first funds received will be used for Direct Response Marketing and Web Site Development.

                                   Approximate Amount and Percentage
Category Description                Minimum                Maximum
Direct Response Marketing (1)...$________  00.0%      $1,600,000  27.5%
Web Site Development      (2)...$________  00.0%      $1,200,000  20.6%
Service Centers
& Direct Sales            (3)...$________  00.0%        $800,000  13.8%
Product Line Expansion    (4)...$________  00.0%        $750,000  12.9%
Management Personnel      (5)...$________  00.0%        $600,000  10.3%
Capital Equipment         (6)...$________  00.0%        $450,000   7.7%
Inventory                 (7)...$________  00.0%        $415,000   7.1%
                                 -------  -----       ----------  -----
Total Use of Net Proceeds       $________  00.0%      $5,815,000 100.0%

If at least the minimum, but less than the maximum number of shares are sold in this offering, the proceeds in excess of the minimum will be allocated in proportion to the use of maximum proceeds. The categories for expenditure are described as follows:

1. Direct response marketing is our single largest expenditure and includes expenses related to production of print, television, audio and video marketing materials, media buying and the distribution costs associated with direct to consumer marketing campaigns.
2. Web site implementation includes expenditures for graphic design, technical design, content development, hosting, marketing and maintenance. In addition, it is anticipated that funds will be required to bring the computer and operational systems for new clients' products on-line for distribution.

3. Expansion of our service centers and direct sales force will require expenditures on new site deevelopment, physical location build-out, office furniture, computer equipment, personnel recruitment, training, marketing materials and initial advertising campaigns.

4. Product line development and expansion for distribution through our web site, service centers and direct response marketing efforts will be required to provide our customers with a comprehensive selection of products and services.

5. Additional management personnel will be hired to oversee the operations of the Company's expanded marketing efforts in such areas as our web site, service centers, direct sales and new product expansion.

6. The introduction and expansion of our channels of distribution will involve continued capital investment in areas such as telecommunications, computer equipment and design systems.

7. The introduction of new products will require additional investment in inventory of these products at our fulfillment centers for timely and efficient delivery to our customers.

From time to time, we expect to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of HBD, for which a portion of the net proceeds of this offering may be used. We are routinely contacted by product developers, and in such capacity evaluate new product proposals, and we make new business presentations as part of ordinary course of business. We presently have no commitments or understandings for any such acquisitions or investments, and are not presently engaged in any serious negotiations. No portion of the net proceeds has been allocated for any specific acquisition or investment. Our future growth and profitability could be affected by decisions on any acquisitions of or investments in businesses, products and technologies. Management will be able to make those decisions without a vote by the shareholders.

We believe that the proceeds of this offering, together with projected cash flow from operations and available cash resources, including our NationsBank line of credit, will be sufficient to satisfy our cash requirements for at least 12 months following this offering. We believe that the effect of raising less than the maximum amount in this offering would be to limit the rate at which we might invest for expansion. If, we are unable to implement our strategy as currently projected for reasons such as changes in market conditions, competitive factors, unanticipated expenses, or operating difficulties, we may reallocate a portion of the proceeds within the categories listed above. For example, if our direct response marketing is more effective than projected, we may reduce the amount to be spent for direct response marketing and reallocate it to building inventory to handle the resulting higher sales volume. And while we may also seek additional financing, it is possible that financing may not be available on commercially reasonable terms, or at all.

We will invest the proceeds not immediately required for the purposes described above principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

DIVIDEND POLICY

We do not expect to pay any cash dividends on the common stock in the foreseeable future. The board of directors currently plans to retain earnings for the development and expansion of our business. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors including future earnings, capital requirements and financial condition.

Through December 31, 1998, HBD was treated for federal and state income tax purposes as a general partnership under the Internal Revenue Code. As a result, our earnings were subject to taxation at the partner rather than the corporate level for federal and state income tax purposes.

DILUTION

This table shows what the former partners paid for their ownership of the business in 1994 and 1995, compared to the price of shares in this offering, assuming that the minimum number of shares are sold in this offering:

            Shares owned  Percent  Amounts paid  Percent  Price/share

Former
Partners     7,000,000     00.0%    $1,695,969     00.0%    $  0.24

New
investors      000,000     00.0%    $0,000,000     00.0%    $ 12.00


The following table shows the same information, assuming that the maximum number of shares are sold in this offering:

            Shares owned  Percent  Amounts paid  Percent  Price/share

Former
partners     7,000,000     93.3%    $1,695,969     22.0%    $  0.24

New
investors      500,000      6.7%    $6,000,000     78.0%    $ 12.00


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


You should read the following discussion and analysis in conjunction with HBD's Financial Statements and their Notes included in this prospectus. This discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Forward-Looking Statements."

Overview
HBD provides direct marketing services for specialty health and beauty-related products and services. Since our inception, we have focused our efforts on developing a direct response operating infrastructure and marketing capabilities. These capabilities have enabled us to market our principal products under the Linda Seidel Natural Cover brand name as well as offer similar direct response marketing services to third party clients. In addition, we have begun to expand our multiple direct response channels of distribution. We have experienced an increase in net sales (gross sales less product returns) from $7.69 million in 1997 to $9.55 million in 1998, an increase of 24%. During the first six months of 1999, we experienced a 6% increase in net sales to $5.58 million from $5.38 for the first six months of 1998.

We have invested significant resources in terms of capital and senior management time in developing our direct response infrastructure including upgrading our proprietary management information systems to support our customer service and fulfillment departments, enhanced telecommunications equipment, media buying capabilities and streamlining operating facilities to handle growth in net sales. This integrated operating infrastructure enables us to significantly influence the execution of our marketing strategy, advertising expenditures and fulfillment of customer purchases, while maintaining valuable direct customer relationships.

Our net sales are generated through use of direct response advertising techniques to market our products or the products of our clients. As we have expanded our product lines and client base, we believe we have been able to leverage our operating infrastructure and marketing capabilities. We are executing a phased expansion of our channels of distribution, including television, the Internet, direct mail, medical professional network, specialty service centers and independent distributors.

Prior to 1997, the Linda Seidel Natural Cover product line accounted for 100% of our net sales. Recently, we have expanded by providing direct response marketing services to third party clients, and these new clients have represented an increased percentage of our net sales. The Linda Seidel Natural Cover product line accounted for approximately 78% of net sales in 1997 and approximately 53% of net sales in 1998. During 1999 it is anticipated that this product line will represent less than 30% of net sales.

In addition, our marketing and sales strategy has been to expand our product offerings and channels of distribution with the objective of a balance of net sales among various products and channels of distribution. This will reduce HBD's reliance on any one product or any one channel of distribution. In 1997, purchases of Linda Seidel's Natural Cover products directly from television accounted for approximately 68% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution such as medical offices and reorder customers accounted for approximately 10% of net sales and direct response media sales and services to third party clients accounted for approximately 22% of net sales. This diversification of net sales continued during 1998 with purchases from television of Linda Seidel's Natural Cover products accounting for approximately 41% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution accounting for approximately 12% of net sales and direct response media sales and services to third party clients accounting for approximately 47% of net sales.

The prevailing market conditions, in addition to the successful development and testing of our marketing materials and those of our clients, have caused the volume and timing of our direct response advertising efforts to vary. As a result, our financial results have fluctuated significantly from quarter-to-quarter and year-to-year, and may continue to do so in the future.

We generally recognize revenues on product purchases when they are shipped to customers and on direct response media sales and services when they are provided to clients. We have created a reserve for product refunds and bad debts associated with product sales and credit card receivables based on historical statistical trends. Third party clients prepay for direct response media sales and services. HBD accounts for these prepayments as a current liability until the services are provided. Our gross profit margin has fluctuated from year-to-year based on a combination of changes in the cost of goods percentage associated with our product mix, development of various channels of distribution, increased revenues from direct response media sales and services to clients and economies of scale achieved from our vendors.

We capitalize the production costs for development of our direct response marketing materials. At December 31, 1997, we had unamortized production costs associated with direct response marketing materials of $338,449. There were unamortized production costs associated with direct response marketing materials of $453,560 at December 31, 1998. At June 30, 1999, we had unamortized production costs for direct response marketing materials of $422,043. These costs are being amortized over their expected useful life based on management's current estimates.

We expense direct response advertising costs in proportion to the total future economic benefits directly attributable and traceable to those costs. For the year ending 1997, we expensed $2,367,232 and capitalized $256,927 of direct response advertising costs associated with the Linda Seidel Natural Cover product line. For the year ending 1998, we expensed $1,924,877 and capitalized $393,379 of direct response advertising costs associated with the Linda Seidel Natural Cover product line. Capitalized direct response advertising costs are being amortized over their estimated future economic benefits, based on management's current estimates.

Since inception, we have operated as a general partnership, and as a result, have not been subject to federal or certain state income taxes. Upon incorporation and the acquisition of the business of the general partnership, we will become subject to federal and state income taxes.


Results of operations
The following table sets forth, for the periods indicated, certain items from HBD's statements of income as a percentage of net sales. Any trends reflected in the following table may not be indicative of future results.

                                       Year Ended            Six Months
                                       December 31,         Ended June 30
                                      1997      1998        1998    1999
Net sales                            100.0%    100.0%      100.0%  100.0%
Cost of sales                         73.3      77.8        81.1    86.8
                                     ------    ------      ------   ------
Gross profit                          26.7      22.2        18.9    13.2
Marketing and selling expenses        13.1       9.9         9.4     5.5
General and administrative expenses    9.3       6.0         6.6     5.5

                                     ------    ------      ------   ------
Income from continuing operations      4.4       6.3         2.9     2.2

Non-operating (expense) income, net   (0.1)      0.1         0.1     0.1

                                     ------     ------      ------  ------
Net Income before taxes                4.3%      6.4%        3.0%    2.3%

                                     ------     ------       -----   ------

Comparison of 6 months ending June 30, 1999 and June 30, 199
Net sales (gross sales less product returns). Net sales increased approximately 6% to $5.68 million for the six months ended June 30, 1999 from $5.38 million for the six months ended June 30, 1998. Net sales increased due to growth in direct response media sales and services to third party clients.

Gross profit. Gross profit decreased 26% to $0.75 million for the six months ended June 30, 1999 from $1.0 million for the six months ended June 30, 1998. As a percentage of net sales, gross profit declined to 13.2% for the six months ended June 30, 1999 from 18.9% for the six months ended June 30, 1998. The decrease in gross profit dollars and gross profit as a percentage of net sales is due to both an increase in amortization and depreciation charges and an increase in net sales from direct response media sales and services, which have a lower gross profit percentage than our product sales.

Marketing and selling expenses. Marketing and selling expenses decreased 65% to $0.31 million for the six months ended June 30, 1999 from $0.51 million for the six months ended June 30, 1998. The decrease in marketing and selling expenses is due to a reduction in telemarketing fees, credit card processing charges and postage associated with a lower volume of introductory product kits sold during the first six months of 1999 than were sold during the same period of 1998. As a percentage of net sales, marketing and selling expenses decreased to 5.5% from 9.4%.

General and administrative expenses. General and administrative expenses decreased $40,818 or 13% to $0.31 million for the six months ended June 30, 1999 from $0.35 million for the six months ended June 30, 1998. As a percentage of net sales, general and administrative expenses decreased to 5.5% for the six months ended June 30, 1999 from 6.6% for the six months ended June 30, 1998.

Other non-operating items. Non-operating items accounted for approximately 0.1% income for the six months ended June 30, 1998 and approximately 0.1% income for the six months ended June 30, 1998. The non-operating items did not have a significant effect on us during either six-month period.

Provision for income taxes. During the first six months of 1999 and 1998 the company was operated as a general partnership and as a result was not subject to federal or certain state income taxes.

Comparison of years ended December 31, 1998 and December 31, 1997
Net sales (gross sales less product returns). Net sales increased 24% to $9.55 million in the year ended December 31, 1998 from $7.69 million in the year ended December 31, 1997. Net sales increased primarily due to growth in direct response media sales and services to third party clients to approximately $4,300,000 in 1998 from approximately $1,700,000 in 1997.

Gross profit. Gross profit increased 4% to $2.14 million in 1998 from $2.06 million in 1997. As a percentage of net sales, gross profit declined to 22.2% in 1998 from 26.7% in 1997. The increase in gross profit dollars is due to higher net sales. The decrease in gross profit as a percentage of net sales is primarily due to the increase in net sales from direct response media sales and services which have a lower gross profit percentage than HBD's product sales.

Marketing and selling expenses. Marketing and selling expenses decreased 5.8% to $0.95 million in 1998 from $1.01 million in 1997.
The decrease in marketing and selling expenses is due to a reduction in bad debt expense, telemarketing fees, credit card processing charges and postage associated with a lower volume of higher priced introductory product kits sold during 1998 than were sold during 1997. As a percentage of net sales, marketing and selling expenses decreased to 9.9% in 1998 from 13.1% in 1997 due to the increase in net sales in 1998.

General and administrative expenses.   General and administrative
expenses decreased $142,133 or 24.9% to $0.57 million in 1998 from $0.71 million in 1997. As a percentage of net sales, general and administrative expenses decreased to 6.0% in 1998 from 9.3% in 1997 reflecting the economies of scale of our operating infrastructure associated with the our higher net sales in 1998.

Other non-operating items.  Non-operating items accounted for approximately 0.1% income in 1998 and approximately 0.1% expense in
1997.   The non-operating items did not have a significant effect on us in either year ending 1997 or year ending 1998.

Provision for income taxes. During 1998 and 1997 HBD was operated as a general partnership and as a result was not subject to federal or certain state income taxes.

Liquidity and capital resources
Since our inception, we have met our operating and cash requirements through funds generated from operations, vendor credit terms, a line of credit from NationsBank and Venture Media Limited Partnership's initial investment. We had cash and cash equivalents of $579,263 as of June 30, 1999, $634,108 as of December 31, 1998 and $226,956 as of December
31, 1997.

Net cash provided by operating activities in the year ended December 31, 1998 was $1.4 million, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, decreases in accounts receivable, prepaid expenses and deposits, and an increase in advanced client media deposits, offset in part by a reduction in accounts payable, accrued expenses, due to affiliates, and the reserve for sales refunds and an increase in inventory. At year ended December 31, 1998 we received advanced client media deposits of $541,983 for direct response media sales and services to be provided in January 1999 which were included in the cash balance and accounted for as a current liability. Net cash provided by operating activities in the year ended December 31, 1997 was $496,292, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, a decrease in deposits, a net increase in current liabilities and an increase in the reserve for sales refunds, offset by increases in accounts receivable, inventory and prepaid expenses.
Cash used for investment in the production of marketing materials, development of management information systems, purchases of direct response advertising, disposal of fixed assets and expansion of property, plant and equipment was $671,058 in 1998 and $626,947 in 1997. We plan to continue to invest significant amounts on these various long-term assets as necessary to expand our net sales.
Cash advanced to employees/affiliates for the year ended December 31, 1998 was $61,113, compared to cash received from employees/affiliates for the year ended December 31, 1997 of $474,230. The amounts received during 1997 from employees/affiliates primarily consisted of cash held in bank accounts and credit card processing facilities in the name of the general partner, Venture Media Limited Partnership, which were changed during 1997 to the name of the Company.
We believe that our cash on hand, together with cash generated by operations and the net proceeds of this offering, will be sufficient to meet our capital requirements through the end of the third quarter of 2000. The amount and timing of our future capital requirements will depend on numerous factors including, without limitation, the costs and timing of new product development and introduction, development and expansion of our web site, potential strategic acquisitions or joint ventures and the success of HBD's marketing, sales and distribution efforts. As of December 31, 1997, we had a secured $500,000 revolving inventory and receivable credit line NationsBank. As of December 31, 1998, the credit line had been increased to $1,000,000. As of June 30, 1999, this bank line of credit has never been accessed since its inception. There can be no assurance that if additional funds are required they will be available to HBD on favorable terms, if at all.

Inflation
We do not believe that inflation, which has been limited for our entire operating history, has had a material effect to date on our net sales or results of operations.


Seasonality
We do not believe that seasonality has had a material effect to date on our net sales or results of operations. Seasonality may have an influence on our net sales or results of operation in the future because we may provide our direct marketing services to clients whose products or services have a seasonal nature.

Year 2000 compliance
During 1998, we formed a Year 2000 Project Group to identify and address Year 2000 compliance matters. The Year 2000 Project Group is currently in the process of identifying all material Year 2000 issues with our systems. In addition, we have initiated discussions with our significant suppliers regarding their plans for Year 2000 material issues. We have received assurances from many of our suppliers that they are or will become Year 2000 compliant in a timely manner. We also rely upon governmental agencies, utility companies, telecommunication service companies and other service providers outside of our control. There can be no assurance that such governmental agencies or other third parties will not suffer a Year 2000 business disruption that could have a material adverse effect on our business, financial condition and operating results.

As the process of evaluating our systems proceed, we may identify systems that present a Year 2000 risk. In addition, if any third parties who provide goods or services essential to our business activities fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on our business, financial condition and operating results. Examples could include a Year 2000 related disruption on the part of the telemarketing firms which handle customer credit card purchases, the financial institutions which process these credit card purchases or various providers of aspects of our web site. The Year 2000 Project Group's initiatives include the development of contingency plans in the event we or one of our suppliers has not adequately addressed Year 2000 issues in a timely manner. We have allocated approximately $50,000 in management time and resources evaluating our systems thus far, and expect that the entire Y2K compliance project will have cost $75,000 by the time we conclude development of a contingency plan in September of 1999.


BUSINESS


At HealthandBeautyDirect.com, we market and distribute health and beauty-related products and services directly to consumers through use of direct response advertising channels such as television, direct mail, the Internet, radio and direct sales. We provide comprehensive direct response management services, including development of marketing campaigns, media placement and product fulfillment. In addition to marketing products for clients, we also market and distribute our own cosmetic products under the brand name Linda Seidel Natural Cover. Management's strategy for the company's future is described below.

Background of the Business
Our company was formed in April 1994 as a partnership under the name of Transforming Cosmetics. Venture Media Limited Partnership provided the initial capital and management services for formation and development of the business. Linda Seidel contributed her product formulations, know-how and a long-term employment contract. In 1998, Transforming Cosmetics purchased the assets of Venture Media Buying Service, a direct response media buying and marketing business.

Incorporation of the Business
HealthandBeautyDirect.com, Inc. is a Delaware corporation formed on March 18, 1999 to acquire all of the assets, liabilities and business of Transforming Cosmetics. HBD's corporate address is 2328 West Joppa Road, Suite 100, Baltimore, Maryland 21093. Our toll free telephone number is (800) 797-5335 and our fax number is (800) 410-5858. We have formed a corporation as a more suitable form for public ownership than the current partnership. At the moment, the corporation has no significant assets or liabilities. After the minimum number of shares are sold in this offering, all of the assets and liabilities of Transforming Cosmetics will be transferred to the corporation. 7,000,000 shares of our common stock will be issued to the partners of Transforming Cosmetics in exchange for the business acquired. There will be a total of ______ shares outstanding after this offering if the minimum amount is sold, and 7,500,000 if the maximum amount is sold.

Our Board of Directors determined the public offering price, based upon our revenue growth since organization, the industry in which we operate, our business potential and earning prospects, and the general condition of the securities markets at the time of this offering. The price at which our shares may trade at any time after this offering could vary considerably from the offering price.

Competitive industry overview
In recent years, retailing in the United States has been characterized by a rapidly growing shift to non-store retail sales or "direct to consumer sales" through such media as direct mail catalogs, television infomercials, home shopping channels and, recently, the Internet.
These alternative forms of non-store retailing, which in 1997 accounted for approximately $382 billion in sales, are expected to grow approximately 8% per year for the next five years according to the Direct Marketing Association. In particular, the Internet has experienced unprecedented growth in recent years and this growth is expected to continue. According to International Data Corporation, business to consumer commerce on the Internet will grow from approximately $5 billion in 1997 to approximately $95 billion in 2002. And the number of Internet users worldwide will grow from an estimated 100 million in 1998 to an estimated 320 million in 2002. This growth in direct to consumer marketing is attributed to the convenience of alternative forms of shopping for time-constrained, dual-career consumer households, the increasingly high level of customer service and reliability offered by leading direct marketing firms and the expansion of the Internet driven by continued advancements in computer technology.

We specifically compete through use of direct marketing techniques in the health and beauty-related industry with various products that we market and distribute. The health and beauty-related industry is fragmented and highly competitive. Participants in the industry compete primarily on price, quality, access to distribution, brand name recognition, image, inventory availability and product performance. Within each of our specific health and beauty-related product categories we compete against many companies who may have longer operating histories, larger financial resources, broader management depth, more sophisticated technology, greater name recognition and access to various other critical resources.

Our direct marketing web site, HealthandBeautyDirect.com, is currently under development and faces competition from other direct marketing web sites such as women.com, drugstore.com, iVillage.com, planetrx.com, health4her.com cosmeticscounter.com and many others. Our web site may also indirectly compete with web retrieval and web "portal" companies, such as America Online, Yahoo, Infoseek, and Excite, who direct consumer traffic to many other competitors. In addition, our Linda Seidel's Natural Cover product line of cosmetics competes in the industry segment known as "corrective makeup." There are several competitors in this segment. One competitor, Derma Blend, has successfully distributed its products through various well-known retailers. In addition, most major cosmetic companies provide a "concealer" line of foundation products targeted for consumers with minor skin imperfections. Any one of these companies, or some other business, could quickly become our direct competitor.

We expect that we will face additional competition from new market entrants and current competitors as they expand their direct marketing business models. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business, financial condition and operating results.

General business strategy
Our objective is to be the country's leading direct response marketer and distributor of high-quality health and beauty-related products and services. We plan to accomplish this objective by:

- capitalizing on our direct response marketing expertise to grow sales;
-  expanding our direct response channels of distribution;
-  employing our cost effective integrated operational infrastructure;
-  growing our loyal customer database; and
- developing marketing relationships with health and beauty-related companies.

Detailed descriptions of these five steps are outlined below:

Capitalizing on our direct response marketing expertise to grow sales

Advertising through a variety of mass-market direct response media venues such as cable and broadcast television, catalogues and direct mail is our primary channel of distribution. We utilize direct response marketing as a means for distributing our products and we provide our direct response marketing services to various clients. We have utilized direct response marketing channels of distribution versus the traditional retail channel of distribution for the following business reasons:

- sophisticated analysis and monitoring of the efficiency of advertising expenditures;
-  low cost method to test and fine tune new product introductions;
- cost effective operational infrastructure to nationally distribute consumer products;
- ownership of a proprietary customer database for future marketing efforts; and
- direct interaction with customers to provide them with exceptional customer service.

Our direct response advertising expenditures accounted for approximately 65% and 52% of revenues in 1998 and 1997, respectively. We expect these expenditures to continue to represent a significant percentage of revenues for the foreseeable future. Our future growth and profitability will be dependent in part on the efficiency of our advertising expenditures, our ability to develop effective marketing messages and our ability to maintain acceptable costs per inquiry, costs per order and operating margins. Historically, our advertising expenditures have generated revenue benefits beyond the actual duration of the advertisements. HBD may not experience similar benefits from advertising expenditures in the future.

We intend to continue to pursue opportunities to leverage our unique direct response marketing infrastructure and expertise as we expand our presence on the Internet, establish our service centers, develop alternative channels of distribution and build our international distribution network.

Direct response marketing services. We spend a significant portion of our net sales on advertising because of our direct response marketing methods of consumer product distribution. In an effort to maintain the lowest possible marketing costs per customer order, we have developed the capabilities to produce a variety of direct response marketing materials including television and radio commercials, video mailers and printed materials. In addition to creative production, we are also able to execute the associated direct response media advertising campaigns. Traditionally, these services are performed on a contract basis with outside vendors. However, we have developed the expertise to execute many of these tasks in-house by utilizing our staff and the services of cost-effective free-lance professionals.

Production of direct response video, print marketing materials and web sites. Typically, a company would contract with a creative agency to develop, manage and execute a marketing strategy for its products. The agency would in turn hire writers, directors, graphic designers, videographers and other professionals to produce the required marketing videos, print pieces, web sites or radio commercials. By bringing the development and management of the marketing strategy in-house and utilizing free-lance professional production staff, we are able to produce effective marketing materials at significantly lower costs. In addition, a dedicated in-house staff and a large network of free-lance professionals affords us the increased flexibility to respond quickly to changes in the marketplace with new marketing materials when necessary. Various post-production facilities utilizing the services of an editor and video editing equipment produce HBD's final video marketing materials.

As with video production, print production involves the services of several vendors to develop printed marketing materials. We maintain a working relationship with a group of graphic artists, photographers, printers and paper suppliers to produce the required materials at the lowest possible costs. Brochures, postcards, newsletters and other direct mail pieces are produced in-house utilizing a variety of software packages.

The creative and technical skills developed by our internal staff and free-lance professionals in the direct response world of commercial television and print marketing have positioned us well to capitalize on direct to consumer marketing over the Internet. Although new computer technologies and business strategies are being developed and tested to determine how to successfully generate e-commerce, many of the same design and marketing fundamentals of communication will be utilized. These talents will be applied as we develop and expand our HealthandBeautyDirect.com web site.

Direct response media buying. The purchase of direct response advertising time is the largest expenditure associated with our business to date. Our media buying strategy is made with a concentrated focus on each campaign's profitability and long-term corporate objectives. The key to the success of our direct response media campaigns is micro-management of the entire process. We have developed a fully integrated approach to managing each of our direct response marketing campaigns including media buying, financial analysis and project management.

Effective media buying requires a combination of established industry relationships and creative negotiation of advertising rates. We have purchased television media time on every major national and regional cable station, on hundreds of broadcast stations in all 50 states and on various nationally syndicated programs. Media is purchased in numerous weekday, weekend and overnight time slots based on its availability and cost. In addition, we maintain a comprehensive proprietary database of media costs and performance results from our direct response campaigns.

Comprehensive financial analysis of direct response advertising requires consideration of many factors. Our analysis includes the impact on our direct response campaigns from costs such as media time, manufacturing, credit card processing, inbound telemarketing, fulfillment, shipping, product returns, delinquent accounts receivable, payments by check and other costs that are unique to each project. A computer simulated financial model of each direct response campaign is developed to provide management with appropriate reports, financial statements and projections.

We have assembled a competent team of service providers to maintain a cost-effective operating structure to execute our various direct response media campaigns. Project management requires effective coordination among each of these service providers. We have established and maintained relationships with the industry leaders in the areas of tape duplication and video trafficking, inbound telemarketing and credit card processing.

Our comprehensive direct response media capabilities provide us with the ability to effectively manage the advertising costs associated with our various campaigns. In addition, we can efficiently interpret the results of our media purchases to limit financial exposure or measure financial profitability. Our expertise in direct response media buying will be one of the key components to our successful expansion through a variety of marketing partnerships and joint ventures. Over the next few years, we plan to expand our direct response media buying capabilities through a series of personnel additions and strategic acquisitions.

Expanding our direct response channels of distribution.
We are expanding our customer database through development of multiple direct response channels of distribution including the Internet, service centers, alternative distribution channels and an international distribution network. These channels of distribution provide customers with greater accessibility and convenience in their purchase of our health and beauty-related products and services. HBD believes maintaining significant control over its various channels of distribution provides competitive advantages that include the ability to:

- leverage investments in advertising and marketing programs across multiple distribution channels to build national consumer brand names;
- enhance customer satisfaction by providing professionally trained staff to interact directly with customers in person or via the telephone; and
- utilize information gathered from each channel of distribution to develop and support the others.


Internet sales. As part of our direct to consumer business strategy, we are developing HealthandBeautyDirect.com as a marketing and distribution mechanism to facilitate growth in sales of our products and services. Similar to the development and growth of catalog and television direct to consumer sales over the last two decades, we believe that the Internet offers us unique opportunities for sales growth in the future. Several factors have contributed to the growth of direct to consumer marketing on the Internet including:

-  a large installed base of personal computers in homes;
-  improvements in the network infrastructure;
-  easy, low-cost access to the Internet;
-  awareness of the Internet among consumers; and
-  the rapidly expanding availability of online content and commerce.

As a result, the Internet is dramatically affecting the methods by which consumers are evaluating and buying goods and services because it provides consumers with a broad selection, increased pricing power and unparalleled convenience. The objective of our web site will be to provide our customers with an efficient way to gain valuable information on numerous products and services available in the health and beauty-related industries and a cost effective means to purchase our products and services through electronic commerce.

It is anticipated that our web site will provide distribution of a broad range of health and beauty-related products and services over the Internet to the following:

- owners of unique entrepreneurial health and beauty-related products who typically do not have access to the traditional retail channels of distribution;
- major consumer product manufacturers who view the Internet as a complementary channel of distribution to their existing retail platform; and
- specialized health and beauty-related service providers who would benefit from the advertising economies of scale of a coordinated national direct response marketing campaign.

The following categories of products and services are samples of what we expect to be available to our customers through HealthandBeautyDirect.com:

- Beauty and Fashion - Cosmetics, Bath & Body, Skin Care, Hair, Fragrances, Nails, Makeup Advice, etc.;
- Cosmetic Surgery - Face, Eyes, Neck, Hair, Body, Consultations, etc.;
-  Exercise and Fitness - Equipment, Videos, Health Clubs, Personal
   Trainers, etc;
- Diet and Nutrition - Vitamins, Herbs, Supplements, Diet Programs, Health Foods, Nutritionists, etc.;
- Medical Alternatives - Wellness Centers, Herbalists, Aromatherapy, Homeopathy, Acupuncturists, etc.; and
- Health and Pharmacy - Prescription and non-prescription pharmaceuticals, Personal Care, etc.

Based on our internal development projections, sections of our
HealthandBeautyDirect.com web site will be completed and made available
for use by our customers within the next six months.   The execution
steps for the timely completion of our web site are detailed below:

-  completion of the graphic and navigational design;
- implementation of the textual, audio, video and interactive elements;
- technical development of the internal structure to transact e-commerce;
-  coordination with various information content providers; and
- arrangements for availability from multiple product and service providers.

During this offering, prospective investors will be able to view the current stage of development for our web site by visiting www.HealthandBeautyDirect.com. Once we have completed development of sections of our web site and have made them available to our customers, one of our most significant challenges will be to cost effectively drive traffic to HealthandBeautyDirect.com. We believe that our most effective mechanism for driving traffic to our web site will be utilizing various forms of direct response marketing techniques.

The core of our advertising strategy is to capitalize on the experiences and capabilities of our personnel, clients and vendors who have successfully marketed products and services in the direct response television, print, radio and database management industries. Our goal will be to develop unique cost effective direct response advertising campaigns to promote the HealthandBeautyDirect.com web site. As with all direct response marketing campaigns, our challenge will be to develop clear marketing messages, design marketing materials that communicate our message, test the effectiveness of these marketing materials in the media and analyze the financial results of our media expenditures. Based on the results of our analysis, we will evaluate how we can fine tune our marketing message, marketing materials and media purchases to cost effectively increase our ability to drive customers to our web site.

Although Internet sales will represent only a small segment of our total sales in the near future, marketing products directly to consumers through other channels of distribution has enabled us to build the basic corporate infrastructure necessary to capitalize on the business opportunity presented by the Internet. Our preparation for effective use of the Internet includes our approach to handling toll-free 800 and 888 number customer service, management information systems, credit card processing capabilities, development of video and print marketing materials, tracking and analysis of effective advertising expenditures and flexible entrepreneurial management. As the Internet continues to develop, and more consumers accept it as a safe, convenient way to purchase goods, we expect that sales through our web site, HealthandBeautyDirect.com, will contribute significantly to our overall direct to consumer business model.

In the United States through all channels of distribution, these categories of health and beauty-related products and services represent in excess of $150 billion in sales annually according to the following industry sources:

- Cosmetic, Hair and Personal Care - $13 billion, Goldman Sachs Investment Research;
- Diet, Weight Loss & Nutrition - in excess of $30 billion, Center for Science in Public Interest;
- Health & Fitness - Greater than $50 billion, Standard and Poor's Industry Reports;
- Cosmetic Surgery - in excess of $2 billion, American Society of Plastic & Reconstructive Surgeons; and
- Pharmaceutical - in excess of $100 billion, Standard and Poor's Industry Reports.

These numbers are estimates, are available in the public marketplace and should only be used for a general understanding of the size of the health and beauty-related industry. We have not independently verified these estimates and have not requested permission from their sources to publish them in this prospectus.

Service centers. Our direct to consumer strategy also involves building a nationwide network of service centers to reach those consumers who typically purchase their health and beauty-related products and services through traditional retail channels of distribution rather than television, direct mail or the Internet. By combining the unique benefits of direct response marketing, with service center locations, we plan to provide our customers with a cost-effective way to receive professional consultations while experiencing our products and services first hand. Once developed, a network of service centers will provide us with a unique platform to introduce and test market new health and beauty-related products and services. At the present time, we operate one service center location and are scheduled to secure two new locations by year end 1999.

It is anticipated that while visiting our service centers, customers will be introduced to the ways they can transact business with us in the future at our HealthandBeautyDirect.com web site, via our toll-free numbers and through our catalogs. The successful implementation of our service center distribution concept will incorporate the following strategies.

- We will use our unique expertise in purchasing advertising and developing effective video and printed marketing materials to educate customers as we develop new service center locations.
- Our HealthandBeautyDirect.com web site will provide information about new service center locations and how consumers may schedule an appointment for a personal consultation.
- Service center locations will be staffed with professionals focused on educating consumers about our products and services as well as establishing personal relationships with local customers in their community.
- Each service center location will be structured to incorporate our efficient operational procedures to minimize overhead costs.
- Customer names will be maintained in our proprietary management information database to provide us with long-term marketing opportunities.

Alternative channels of distribution. Over the last two years, we have made an effort to develop alternative channels of distribution for our health and beauty-related products. Our Medical Professional Network and our Direct Sales Network are currently being expanded to provide us with additional methods of selling our products and services. We have focused some of our marketing efforts on developing these channels of distribution because they provide us with the opportunity to control our own distribution as well as build a loyal customer database.

Medical professionals. We currently distribute our products to over 600 plastic surgery and dermatology professionals in the United States. These professionals are able to provide our products directly to their patients as part of their post-operative procedures. They are also furnished with informational videos and literature to distribute free of charge to their patients. The patients may purchase products from their medical professional or they may order products directly from us via our toll-free numbers. In addition, the patients have direct access to our trained staff from the privacy of their homes during their recovery period.

Direct sales. We began test marketing a new consumer distributor network in March of 1999. The marketing program has focused on evaluating whether there are customers within our database who would be interested in distributing our products and services. If successful, this may represent an opportunity for us to develop a means to generate new customers through distributors utilizing our HealthandBeauty.com web site to transact e-commerce. It is anticipated that expansion of our consumer distributor network will be coordinated with openings of new service center locations.

International direct response distribution network. The demographic and technological trends that are driving the retail consumer shift to non-store shopping in the United States are also present in many international markets. We currently sell products to wholesale accounts in the United States who resell in Canada, Taiwan and Australia. In addition, we have produced marketing materials in Spanish targeted for the Hispanic consumer market and have begun negotiations with wholesale accounts in the United States who may market our products in Central and South America.

Employing our cost effective integrated operating infrastructure.
We have developed a vertically integrated operating infrastructure with sufficient flexibility to handle the intricacies of direct to consumer marketing. This operating infrastructure includes an internal professional business management team, combined with specialized vendor relationships. Its effectiveness is based on our management information systems which enable us to handle toll-free calls, order taking, electronic credit card processing, product fulfillment and shipping, customer service inquiries and financial reporting.

We anticipate that as sales volume increases through marketing partnerships, joint ventures and strategic acquisitions of other health and beauty-related products, we will use our specialized operating infrastructure over larger volumes of business to reduce our marginal costs per order. As we expand our web site marketing efforts and realize sales volume increases, we will need to adapt our current management information systems and develop new management information systems to address the particular intricacies of conducting e-commerce.

Management information systems. We have developed a proprietary management information system that integrates our order entry, credit card processing and product fulfillment operations. We believe that this system enables us to operate efficiently and provide enhanced customer service. The key features of this management information system are its ability to:
-  rapidly process credit card orders;
-  increase the efficiency of the fulfillment and the shipping process;
-  provide customer service representatives with real-time information;
   and
-  provide accurate reporting for marketing and financial analysis.

Proprietary customer database. Our proprietary customer database contains a profile of each customer detailing such information as products ordered, mailing address, telephone number, credit card number and payment history. The management information system provides access to the records of prior contacts with our customers, including relevant personal information on product usage, order history, marketing source codes and notes of prior contact with the customer made by phone, fax or mail. After an order has been entered into the database by a customer service representative or by electronic file transfer from one of several telemarketing vendors, the order is processed, invoiced and printed for product fulfillment.

Electronic credit card processing. The management information system downloads orders daily from several inbound telemarketing firms located throughout the country. We then utilize the services of a credit card processor to verify and authorize the customer's credit card charges. The verified credit card information is transmitted back from the credit card processor and automatically updates our customer database. The funds are then electronically transferred to our bank accounts, typically within three business days.

Customer service. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat purchases depends on the satisfaction of our customers. Delivering high quality, courteous customer service has been a cornerstone of our strategy since inception. We believe that we will increase our ability to attract and retain customers by consistently providing them education on the benefits of superior products, responding quickly to their requests and offering individualized service.

Inbound telemarketing. A successful direct response television campaign can generate from 50 to 2,000 calls per television commercial. The services of a large inbound telemarketing call center are required to handle this volume of calls. We have contracted with inbound telemarketing vendors to ensure that when customer call volumes are highest, customer information and orders can be captured successfully. We have also enlisted the services of inbound telemarketing providers for callers who require Spanish speaking operators.

Customer service. We provide our customers with toll-free telephone access to our in-house customer service department.
During non-business hours callers are invited to select the option of placing orders with an express order processing service provided by a third party vendor. In-house customer service representatives can process orders directly into our proprietary management information system. This system provides customer order history, product availability, shipping dates and promotional offers. The representatives are authorized to resolve most customer service issues immediately, including technical product advice, billing questions, product exchanges and issuing return authorizations.

Product fulfillment. Cost-effective fulfillment is accomplished through management of the costs associated with product manufacturing, assembly and shipment. Maintaining in-house warehouse and shipping facilities enables our staff to receive product shipments, maintain inventory, pack orders, adhere to company quality control standards and process customized product orders.

Manufacturing. HBD subcontracts with a variety of domestic and international companies for the manufacture of our packaging and products. Products are developed and manufactured according to our own specifications. In-house specialists work with chemists to produce new products based on input received directly from customers who use our products personally and professionally.

Warehousing. We maintain a warehouse facility that houses our product inventories. As customer orders are received, we pick and pack the products for shipment in accordance with the customer's delivery schedule.

Shipping. Our management information system processes customer orders and generates an invoice which is sent to fulfillment for assembly and shipment. The system is specifically designed with a number of quality control features to help ensure the accuracy of each order. Since the UPS strike in 1997, substantially all of the shipments have been transferred to the USPS Priority Mail Service. Federal Express, Airborne and Express Mail overnight services are available by special request.

Growing our loyal customer database
We believe that building a large and loyal customer base is critical to our long term growth strategy. We grow our customer database through direct response name acquisition advertising campaigns using various forms of mass market advertising such as television, the Internet, radio, direct mail and print advertising. We are building the sales and productivity of our customer database by focusing on expanding product offerings, developing additional channels of distribution, use of catalog mailings and forming strategic marketing alliances with companies that manufacture complementary health and beauty-related products.

Build life-long customer relationships. Our marketing strategy is based upon building a database of life-long customers that will enable us to develop profitable national consumer brands in the health and beauty-related industries. Critical to achieving this objective are the introduction of high quality products, excellent customer service, an efficient operating infrastructure and effective channels of distribution. This customer database will also enable us to cost effectively test market new health and beauty-related products and services developed from our strategic marketing alliances with other companies.

Market unique quality products and services. In order to continue to expand our customer database, we actively search for entrepreneurs with unique, high quality health and beauty-related products and services. We currently provide our direct response marketing services to several clients in the health and beauty-related industry. The primary product we have marketed is the Linda Seidel Natural Cover line of cosmetics. These marketing efforts have produced a database of loyal, repeat customers who regularly purchase the Linda Seidel cosmetic brand.

Developing marketing relationships with health and beauty-related companies.
The direct marketing industry in the United States is highly fragmented, consisting of thousands of companies, many of which are undercapitalized and lack the operational infrastructure and management expertise to effectively grow their businesses. In addition to our own internal growth in net sales, we believe we are well-positioned to pursue partnerships, joint ventures and acquisitions of other entrepreneurial companies marketing health and beauty-related products and services. To successfully establish these business relationships, we will need to find companies that:

-  will benefit from utilizing direct response marketing;
- possess a quality product or service with a unique marketing platform;
-  provide exceptional customer service; and
-  present substantial opportunity for sales growth.

We believe that HBD will be an attractive marketing partner for many entrepreneurial companies because of the experience our management team has gained by successfully building the Linda Seidel Natural Cover brand from a local family business to a nationally recognized line of cosmetics. Additionally, we can offer entrepreneurs:

-  access to various direct to consumer channels of distribution;
-  direct response marketing expertise;
-  a vertically integrated operating infrastructure;
- investment capital necessary to develop, advertise and build their products; and
- the ability to cross-market their products to our existing customer database.

One of our principle objectives is to build an equity portfolio of unique health and beauty-related investments. Outlined below is a description of our Linda Seidel Natural Cover line of cosmetics, our first investment. In 1994 we invested approximately $850,000 for the ownership rights to market this line of cosmetic products. When we acquired these rights, the entrepreneurs had been in business for approximately fifteen years and had annual sales of less than $400,000. Through implementation of our direct response marketing techniques, we have built their business to over $4,000,000 in annual sales for both calendar years 1997 and 1998. We believe that the expansion of the Natural Cover product line is indicative of what we might experience with other equity investments in entrepreneurial companies, therefore, an overview of the Linda Seidel cosmetics brand has been included as an example.

LINDA SEIDEL COSMETICS BRAND

Strategy for marketing Linda Seidel Natural Cover
Linda Seidel. The credibility and expertise of Linda Seidel is central to the marketing strategy and positioning of the Natural Cover brand of cosmetics. As the creator of Natural Cover, Ms. Seidel is widely recognized in the cosmetics industry as the pioneer in the development and application of corrective makeup. Ms. Seidel has conducted training seminars and lectures at medical institutions such as Johns Hopkins Hospital and the Mayo Clinic. As a world renowned makeup artist and co-author of the book The Art of Corrective Makeup, Ms. Seidel's advice and expertise has been the focus of articles in major magazines such as Vogue, Glamour, People, Cosmopolitan and McCall's. In addition, the unique relationship she forms with her clients has been featured in interviews with Oprah Winfrey, Sally Jessy Raphael and Maury Povich.

Natural Cover products. The second element of our marketing strategy was to emphasize the performance qualities of the cosmetic products. Natural Cover is a cosmetic foundation that was initially developed for use by plastic surgeons and others within the medical community throughout the United States. This unique foundation was created to completely conceal any skin discoloration, perfectly match any skin tone and look natural on the skin. Its highly concentrated formula is hypoallergenic, non-irritating and gentle enough to conceal bruising associated with sensitive, post-operative skin. When combined with Performing Powder, Natural Cover is 100% waterproof and durable enough to last all day without the need for touchups, an attribute that is desirable to the average cosmetic consumer. The Linda Seidel product line consists of three main product categories: Natural Cover foundations, Glamour Enhancers and a Skin Conditioning System.

Demonstrable customer testimonials. The third component of the marketing strategy was client testimonials. One of the primary reasons for the success of Linda Seidel's direct response advertising campaign has been the emotional impact and credibility of her client testimonials. The ability to demonstrate Natural Cover's performance, supported by real-life testimonials, provides HBD with a unique, cost-effective marketing message. The consistent, simple message conveyed by each testimonial to the targeted customer is: "if Natural Cover works for me, it will work for you."

The target audience for Natural Cover
The typical Linda Seidel customer is female, perceives that she has a minor skin imperfection such as dark under eye circles, sun damage, age spots or a blotchy uneven skin tone which she would like to conceal. A sampling of our current customer database suggests that over 90% of these women purchase Linda Seidel's products using a credit card. Our customers represents all major ethnic backgrounds and all fifty states, with the highest concentrations in California, Texas and Florida.

In addition to the general market, one niche group of customers our marketing efforts have targeted are Hispanic women. The Natural Cover shade selection provides many options for the wide variety of Hispanic skin tones, ranging from very light olive shades to the deepest brown shades. The product line also performs well in the demanding hot weather conditions of Texas, Florida, California, New Mexico and Arizona, where a significant portion of the Hispanic population resides. We have also developed a marketing campaign directed toward medical professionals providing cosmetic laser surgery. These professionals either provide or refer the Natural Cover line of cosmetics for their patients.

Channels of distribution
Direct response. We utilize various forms of mass market advertising media such as television, direct mail, the Internet, radio, print and catalogs to generate new customer orders. To date, most new customer orders have been generated through two thirty-minute television infomercials. The primary benefit of the direct response channel of distribution is the ownership and control of the customer names that are maintained in a proprietary database and available for cost-effective secondary marketing efforts.

Hispanic distribution. Our Hispanic distribution strategy targets Spanish speaking customers via direct response marketing. We believe this niche market represents a viable and profitable channel of distribution because of the combination of higher per capita usage of cosmetics by Hispanic women, limited direct response advertising by competitors and the growth in spending power by this demographic group. During 1998, HBD began to market to the Hispanic consumer. These marketing efforts have included production of two television commercials, direct mail pieces in Spanish and the implementation of specialized inbound telemarketing programs to process new customer orders. During 1999, we will expand our direct response marketing campaign in the United States. Beginning in 2000, we plan to use these efforts in the United States as a platform to market the Linda Seidel product line in countries throughout Central and South America via wholesale accounts.

Medical distribution. We distribute products through a network of plastic surgeons and dermatologists throughout the United States. During 1997, we launched a comprehensive outbound telemarketing and direct mail campaign that targeted the growing cosmetic laser surgery industry within the medical community. As of December 1998, the marketing campaign has resulted in over 600 new medical professionals either distributing or referring the Natural Cover line of cosmetics. The benefits to the medical professional include a source of incremental revenue, cosmetics products that effectively conceal post-operative effects, and access to the company's trained makeup artists.

The medical channel of distribution offers several opportunities for HBD. The first includes a continual source of new customers that may be developed into long-term reorder customers. Secondly, support from the established medical community is utilized throughout HBD's marketing materials to build upon the credibility of Linda Seidel and the Natural Cover line of cosmetics. Lastly, as the traditional lines between the cosmetic industry and medical industry continue to become blurred, the Linda Seidel brand name will be positioned to effectively take advantage of the shift in consumer demand.

Service centers.  Our first service center location opened in late 1997
as an extension to our existing facilities. This    service center
utilizes approximately 600 square feet of space which includes a professional makeup studio for personalized client consultations by appointment and a product testing area where customers can freely sample our cosmetic products. Two new locations are scheduled to be secured by year end 1999.

International sales. Natural Cover is sold to wholesale accounts in the United States who resell in Canada, Taiwan and Australia. We are contacted periodically by similar firms. We evaluate these business opportunities on a case-by-case basis.

Catalog. Each of the previously described Linda Seidel channels of distribution provide initial customer name acquisition. Once a customer purchases the Natural Cover line of products, their name, and all relevant information concerning their account including address, telephone number and credit card information, are logged into a proprietary customer database. This information provides the backbone for our catalog reorder business. Each new customer is provided with one of our catalogs which details the extensive product line. As we build our multiple channels of distribution, this annuity reorder business should continue to grow and contribute significantly in terms of both revenues and operating profitability. Due to the operating efficiencies within the existing infrastructure and the minimal incremental marketing costs associated with each catalogue reorder, the reorder business represents a valuable source of operating profits.

Competition
We market and distribute Linda Seidel Natural Cover line of cosmetics, which competes in the industry segment known as "corrective makeup." This product line competes in an industry that is fragmented and highly competitive. Participants in this industry compete primarily on price, quality, brand name recognition, image, product availability and product performance. One competitor, Derma Blend, distributes its products through various well-known retailers. There are several other companies in this segment that compete directly with the Linda Seidel brand. In addition, major cosmetic companies all provide a "concealer" line of products for minor skin imperfections. Any of them, or some other business, could quickly become a direct competitor. Increased competition may result in price reductions, reduced margins or loss of market share.

Employees
As of June 30, 1999, the company had 14 full-time and 8 part-time employees. At various times during the year temporary employees are utilized for fulfillment and administrative functions. None of the company's employees is currently covered by collective bargaining agreements. We consider our employee relations to be good.

Facilities
We currently operate a 2,635 square foot office facility and a 2,700 square foot warehouse distribution facility in Baltimore, Maryland.
The office facility is under a lease that expires June 30, 2004 and the warehouse distribution facility lease expires June 30, 2000. Both leases contain renewal options and the office facility lease contains a termination option on June 30, 2002 at the request of HBD. These facilities include our warehousing and fulfillment operations, customer service, management information systems, marketing and administrative offices. We also maintain a month-to-month office sublease in Herndon, Virginia.

Regulatory matters
Our products and marketing and advertising practices are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission, Federal Communications Commission and the U.S. Food and Drug Administration. We are also subject to other federal, state, and local regulatory requirements, including federal, state and local environmental regulations issued by
the U.S. Occupational Safety and Health Administration.   As we begin
to market a broader variety of products and services, we may become subject to regulation by agencies other than those listed above. The effect of an alleged violation of any of these regulations could cause a major change in or discontinuance of our business. Since we currently do no manufacturing, processing or packaging, we have not encountered any significant environmental law compliance issues.

We collect sales and use taxes on sales to residents in Maryland only. Opening of service centers in other states may necessitate collection of taxes on sales to their residents. After the current three-year Congressional moratorium, one or more states may seek to impose such sales and use tax collection obligations on out-of-state companies such as ours which engage in electronic commerce. If we were required to collect additional sales or use taxes, it would increase our administrative costs. State tax authorities could conduct a nexus audit of HBD, which could give rise to a retroactive assessment for tax liabilities. State sales and use tax laws typically provide for a lengthy statute of limitations, and any assessment amount could be damaging.

Legal proceedings
We are periodically involved in legal proceedings or litigation incident to the ordinary course of our business operations. Our business exposes us to potential product liability risks that are inherent in the marketing and sale of health and beauty-related products. We are not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on our business, financial condition or results of operations. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

MANAGEMENT

Executive officers, directors and principal shareholders
HBD's executive officers, directors and principal shareholders of the General Partner of Venture Media Limited Partnership, and their respective ages, as of December 31, 1998 are as follows:

Brian Fraidin          34     Chief Executive Officer, Chief Financial
                              Officer, Director
David Dougherty        49     Director, Shareholder, General Partner of
                              Venture Media Limited Partnership
Ananth Krishnamurthy   33     Shareholder, General Partner of Venture Media
                              Limited Partnership
Alejandro Mendoza      42     Management Information Systems Director
Vipul Munjal           32     Comptroller
Marion Jacques         34     Hispanic Marketing Director, Secretary
Steven Zwagil          41     Director
Todd Foreman           34     Director
Linda Seidel           50     Director

All officers are expected to work approximately forty hours per week for the Company. Each director serves for a period of one year. The current directors have served since the filing of this prospectus and will serve until the meeting of the shareholders in the year 2000.

Brian Fraidin has served as Chief Executive Officer since April 1994 and is a Director of HBD. In this capacity Mr. Fraidin provides strategic, marketing and financial planning direction for the business and is responsible for overseeing all day- to-day operations. He is President of VenTech, Inc., the General Partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com, Inc. Venture Media Limited Partnership is a private equity fund based in Baltimore, Maryland. Mr. Fraidin is a 1986 undergraduate of the University of Pennsylvania, Wharton School of Finance. He earned his CPA in 1986 and graduated from University of Baltimore Law School with a Juris Doctor degree in 1997.

David Dougherty is a Director of HBD and shareholder of VenTech, Inc., the General Partner of Venture Media Limited Partnership. Venture Media Limited Partnership iss the majority shareholder of HealthandBeautyDirect.com, Inc. Since 1991, he has been a Partner in Dougherty and Company, Inc., a firm providing U.S. mergers, acquisitions and general corporate finance advice to U.S. and international firms and entrepreneurs. Mr. Dougherty's career, which spans more than 25 years, includes senior level positions with Kidder, Peabody and Company, Inc. and Bankers Trust Company. At Bankers Trust Company from 1980-1990 his positions included Managing Director and Head of the Mergers and Acquisitions and Merchant Banking groups. At Kidder, Peabody he was Vice President of Public Finance through 1980. Mr. Dougherty is a 1971 graduate of Georgetown University and holds a Juris Doctor degree from Temple University.

Ananth Krishnamurthy is a shareholder of VenTech, Inc., the General Partner of Venture Media Limited Partnership. Venture Media Limited Partnership is the majority shareholder of HealthandBeautyDirect.com, Inc. In this capacity, he acts as an advisor to the Company. He is currently involved in the investment banking industry, responsible for structured finance transactions with US corporations in the context of corporate mergers and restructurings. Between 1991-1995, Mr. Krishnamurthy held senior positions with Wasserstein Perella & Co. and The Goldman Sachs Group where he was involved in the investment banking industry, including strategic, transactional and financing aspects of mergers and acquisitions engagements. He is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance and received his MBA from The Wharton School in 1988.

Alejandro Mendoza has served as Management Information Systems Director since April 1994. He is responsible for coordinating the development and maintenance of all aspects of our customer database management, order processing and fulfillment systems. Mr. Mendoza received his Masters of Science in computers and graphic design from The Pratt Institute of New York in 1986 and graduated from the University of Florida, Gainesville in 1978.

Vipul Munjal has served as Comptroller since June 1995. He is responsible for overseeing all accounting and financial analysis for HBD. From 1993 to May 1995, Mr. Munjal served as the Assistant Comptroller for National Shipping Company of Saudi Arabia America, Inc. In this capacity he provided accounting and financial planning for a variety of international transactions. Mr. Munjal received his MBA from University of Baltimore in 1993 and is a 1991 graduate of Edinboro University of Pennsylvania.

Marion Jacques has served as Hispanic Marketing Director since November 1996 and is the Secretary for HBD. She is responsible for coordinating efforts with wholesale accounts in the United States who resell our products internationally and overseeing our domestic Hispanic marketing efforts. From 1989 to October 1996, Ms. Jacques was employed at SunTrust Bank, Miami where she served as Assistant Vice President in the commercial real estate lending division. In such capacity she participated in loan origination, underwriting, presentation to credit committee and construction project oversight. Ms. Jacques is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance.

Steven Zwagil is a Director of HBD and Chairman of the Audit Committee. In this capacity he will oversee our auditing procedures and strategic financial planning for the business. From 1998 to the present, Mr. Zwagil has served as the Chief Financial Officer for DPI Business Information Systems. From 1996 to 1997, he served as Chief Financial Officer of Fidelity First Financial Corporation. Mr. Zwagil was a senior partner with the accounting firm of Levin, Zwagil & Block, P.A. from 1988 to 1996 where he was responsible for the firm's litigation support, business valuation and taxation groups. He has been a practicing Certified Public Accountant since 1980.

Todd Foreman is a Director of HBD and Chairman of the Compensation Committee. In this capacity he will review our compensation, benefit and stock option plans. From 1993 to the present, Mr. Foreman has been the Chief Financial Officer for United Communications Group, a business information services company based in Rockville, Maryland. He is a 1986 graduate from Emory University, earned his CPA in 1997 and received his MBA from George Washington University in 1995.

Linda Seidel is a Director of HBD. Ms. Seidel has been employed full-time by the Company as spokesperson for the Linda Seidel Natural Cover cosmetic brand for the past five years. She is prominently featured in the printed marketing materials and television advertisements. She lectures frequently throughout the country and has an extensive network of relationships with professionals in the medical and cosmetics field. She has been personally assisting clients through the use of corrective make-up and application techniques for the over 25 years and is a licensed cosmetician.

Director compensation
Directors who are officers or employees of HBD or any subsidiary of HBD will receive no additional compensation for serving on the Board of Directors or any of its committees. Upon the closing of this offering, directors who are not executive officers of HBD will receive an option to purchase 5,000 shares of common stock for a purchase price equal to 100% of the fair market value of the stock on the date of grant. Each option is expected to have a term of 3 years and to vest in 3 equal installments beginning on the first anniversary of the date of the grant. Directors who are not executive officers of HBD will receive a single annual retainer of $2,500 for service on HBD's Board and may receive an additional fee for serving as chair on one of the committees of the Board of Directors. All directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings.

Committees of the board of directors
Upon completion of the offering, HBD's Board of Directors will establish an Audit Committee and a Compensation Committee. Each committee will consist of at least two directors, neither of whom will be an officer or employee of HBD.

The members of the Audit Committee will be Steven Zwagil, Todd Foreman and Brian Fraidin. Their duties will be the following:

- recommend the selection of independent certified public accountants to the entire Board of Directors;
-  perform an audit of the financial statement of HBD;
- review the activities and report of the independent certified public accountants;
- report the results of such review to the entire Board of Directors; and
-  monitor the internal controls of HBD.

The members of the Compensation Committee will be Todd Foreman, Steven Zwagil and David Dougherty. The duties of the Compensation Committee will be to provide a general review of HBD's compensation and benefit plans to ensure that they meet corporate objectives and to administer or oversee HBD's stock option plan and other employee benefit plans. In addition, the Compensation Committee will review the compensation of the officers of HBD, the recommendations made by the chief executive officer regarding compensation of all HBD employees and any major changes in HBD's compensation policies and practices.

Stock option plan
We expect to adopt an incentive stock option plan for our employees, officers, directors and consultants and have reserved 1,000,000 shares for issuance on exercise of these options. Options must have an exercise price of at least 85% of the fair market value of the shares on the date the options were granted.

Limitation of liability of officers and directors.
Our Certificate of Incorporation and Bylaws substantially limit the personal liability of our officers and directors. They also require indemnification and advance payment of expenses incurred in defending any claim. These provisions could make it more difficult for shareholders to recover any losses on their investment from claims against our officers or directors.

Executive compensation
The Company has not paid any of its employees or directors more than $100,000 a year. Brian Fraidin, the president of the General Partner of Venture Media Limited Partnership, the predecessor's majority partner, has served as the company's acting chief executive officer since 1994. His management services, and the management services of other shareholders of the General Partner of Venture Media Limited Partnership, have been provided in return for distributions made by the Company. During 1998 and 1997 the distributions to Venture Media Limited Partnership were $243,535 and $24,336, respectively. All partners received distributions in proportion to their partnership interest. Other than through this partnership interest, no separate amount was paid to Mr. Fraidin or to Venture Media Limited Partnership in return for management services.

Executive management services provided to HBD will be covered by a management services agreement with Direct Marketing Services Group, LLC. This entity is owned by various partners of and advisors to Venture Media Limited Partnership who have provided management services to the company in the past. Through this agreement, they will continue to provide executive management services to the company in the future. HBD will pay Direct Marketing Services Group, LLC $175,000 for services to be provided for the twelve (12) months following the closing of this offering. The management services agreement will be automatically renewed annually under similar terms and conditions subject to approval of both parties. The nature of services to be provided and the compensation for those services will be determined and approved by directors of HBD who are independent of Direct Marketing Services Group, LLC.

Employment agreements
The Company has an employment services agreement with Ms. Linda Seidel,
a director of HBD.   It is the Company's only employment agreement.
Ms. Seidel's employment services agreement ends on December 31, 2003 and may be renewed for an additional 5 year term. Ms. Seidel receives compensation from the company in the form of a base salary of $60,000 per year, appearance fees for seminars and makeup consultation fees. Ms. Seidel, through her management company, Corky, Inc., also owns 350,000 shares of common stock in HBD. As a director of HBD, Ms. Seidel is entitled to benefits that HBD's Board of Directors or its Compensation Committee may determine.


CERTAIN TRANSACTIONS

A total of 7,000,000 shares will be issued in exchange for all the partners' right in the predecessor business, Transforming Cosmetics, upon sale of the minimum number of shares in this offering. The partners' names and the shares to be issued to them are: Venture Media Limited Partnership, 6,335,000 shares, Corky, Inc., 350,000 shares and World Net Communications, LLC, 315,000 shares. Of the shares distributed to Venture Media Limited Partnership, 1,522,784 were distributed directly to 35 of its limited partners.

Our founders will receive substantial benefits from this offering, including a possible public trading market for their shares. They will receive shares at costs substantially below the offering price, as shown in the "Dilution" section of the prospectus. Upon completion of this offering we will seek to restructure our lines of credit with NationsBank which may result in the release of personal guarantees of the founders.

During 1998 and 1997, distributions in the amounts of $243,535 and $24,336, respectively, were made by the Company to Venture Media Limited Partnership. Executive management services will be provided to the Company by Direct Marketing Services Group, LLC as covered by a management services agreement. This entity is owned by various partners of and advisors to Venture Media Limited Partnership who have provided management services to the Company in the past. HBD will pay Direct Marketing Services Group, LLC $175,000 for services to be provided for the twelve months following the closing of this offering. The agreement will be automatically renewed annually under similar terms and conditions subject to approval by both parties.

During 1998, the Company made accrued royalty payments to Ms. Linda Seidel of $80,000 and purchased certain direct response media buying assets from the partners of Venture Media Limited Partnership for $200,000. During 1997, the Company sold approximately $1,700,000 in direct response media at approximately cost to clients of Venture Media Limited Partnership. The General Partner of Venture Media Limited Partnership, VenTech, Inc., and Brian Fraidin are guarantors on the Company's $1,000,000 revolving line of credit with NationsBank. In addition, various limited partners of Venture Media Limited Partnership have historically provided vendor services to the Company. These vendor services have included computer design, video production, leasehold improvements, short-term financing, legal counsel, office cleaning and printing. In its financial statements, the Company has accounted for these vendor services as expenses in the ordinary course of business. We believe that these related party transactions were on terms at least as favorable to the Company as those available from non-related parties.

The Company was a partnership at the time of these transactions, so they were not ratified by any independent corporate directors. After sale of the minimum in this offering, we will maintain at least two independent directors on our board. All future material affiliated transactions and loans, and any forgiveness of loans, will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. They must all be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel.


PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, certain information regarding the ownership of HBD's common stock. The table is based on the sale of the maximum number of shares assuming the acquisition of the general partnership. If the minimum number of shares are sold during this offering, the percentage ownership of any shareholder would increase by less than 10% of the amount shown in the table. The information is provided with respect to:

- each person who is known by HBD to own beneficially more than five (5%) percent of HBD's common stock;
-  each of HBD's officers and directors; and
-  all officers and directors as a group.

Except as otherwise indicated below, to the knowledge of HBD, each person listed below has sole voting power and investment power with respect to the common stock beneficially owned by such person.

                      Shares Owned Before         Shares Owned After
                          Offering                       Offering
Name and Address of   Number of     Percent     Number of        Percent
Beneficial Owner      Shares Owned  Owned       Shares Owned     Owned
-------------------   ------------  ---------   -------------    ---------
Venture Media Limited
Partnership (1)       4,812,216      68.75%      4,812,216        64.16%
3406 Fielding Road
Baltimore, MD 21208

Corky, Inc. (2)         350,000       5.00%        350,000        4.67%
2311 Falls Gable Lane
Baltimore, MD 21209

Alejandro Mendoza (3)    36,773       0.53%         36,773        0.53%
Roberto del Rio 1839
Providencia, Santiago,
Chile

Vipul Munjal (4)         16,083       0.23%         16,083        0.21%
29 Winter Berry Court
Hunt Valley, MD 21030



Marion Jacques (5)        16,083      0.23%         16,083        0.21%
7200 SW 110th Terrace
Pinecrest, FL 33156

Steven Zwagil (6)         14,911      0.21%         14,911        0.20%
2215 Sugarcone Road
Baltimore, MD 21209

Todd Foreman (7)          34,195      0.49%         34,195        0.46%
10736 Brewer House Road
Rockville, MD  20852

Brian Fraidin (8)              0      0.00%              0        0.00%
3406 Fielding Road
Baltimore, MD 21208

David E. Dougherty (9)         0      0.00%              0         0.00%
2 Fairway Lane
Greenwich, CT  06830

Linda Seidel (10)              0      0.00%              0         0.00%
2311 Falls Gable Lane
Baltimore, MD 21209

All Officers
and Directors (11)     5,280,263     75.43%      5,280,263        70.40%
as a group (8 persons)

(1) Messr.'s Fraidin, Dougherty and Krishnamurthy are the principal shareholders of the General Partner of Venture Media Limited Partnership, the majority shareholder of HBD.They are the only principals holding in excess of 5%.
(2) Ms. Linda Seidel is the president and sole shareholder of Corky, Inc.
(3) Mr. Alejandro Mendoza is the director of Management Information Services for HBD.
(4)  Mr. Vipul Munjal is the comptroller for HBD.
(5)  Ms. Marion Jacques is the director of Hispanic Marketing for HBD.
(6)  Mr. Steven Zwagil is a director of HBD.
(7)  Mr. Todd Foreman is a director of HBD.
(8) Mr. Brian Fraidin is the chief executive officer and a director of HBD. Does not include beneficial ownership of shares owned in the General Partner of Venture Media Limited Partnership.
(9) Mr. David Dougherty is a director of HBD. Does not include beneficial ownership of shares owned in the General Partner of Venture Media Limited Partnership.
(10) Ms. Linda Seidel is a director of HBD. Does not include beneficial ownership of shares in Corky, Inc.
(11) Includes beneficial ownership of shares as described in the notes above.

As shown by this table, Venture Media Limited Partnership will continue, after this offering, to own or control in excess of 50% of the common stock of HealthandBeautyDirect.com. Venture Media Limited Partnership will be in a position to elect our Board of Directors and officers, control the operations of the business and determine the outcome of matters submitted for shareholder approval, including mergers, consolidations, the sale of assets or a change in control of HealthandBeautyDirect.com.


DESCRIPTION OF CAPITAL STOCK

The following summary description of HBD's capital stock is qualified in its entirety by reference to HBD's Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. HBD's authorized capital stock consists of 9,800,000 shares of common stock, $0.01 par value per share, and 200,000 shares of preferred stock, $0.01 par value per share.

Common stock
Upon sale of the minimum in this offering, it is expected that the 7,000,000 shares of common stock will be issued in exchange for the contribution of the business. These shares will be held by 40 persons of record. There will be _,___,___ shares of common stock outstanding if the minimum is sold in this offering and 7,500,000 shares outstanding if the maximum is sold.

The holders of common stock are entitled  to one vote per share on
allmatters to be voted upon by the shareholders.   They are entitled to
receive their proportion of any dividends as may be declared from time to time by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any preferred stock outstanding at the time. Common shareholders are entitled to share proportionately in all assets remaining after payment of HBD's liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock in the event of a liquidation, dissolution or winding up of HBD. Common shareholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All the shares of common stock now outstanding are, and the shares to be issued in this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that HBD may designate and issue in the future.

Preferred stock
No shares of preferred stock have been issued and HBD's Board of Directors does not presently intend to issue preferred stock. The Board has the authority to issue up to 200,000 shares of Preferred stock in one or more series and to fix the shares' rights, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares in each series, without any further vote or action by HBD's shareholders. The issuance of Preferred stock could have one or more of the following effects:

- restrict common stock dividends if prreferred stock dividends have not been paid;
- dilute the voting power and equity interest of holders of common stock to the extent that any series of preferred stock has voting rights or is convertible into common stock; or
- prevent current holders of common stock from participating in HBD's assets upon liquidation until any liquidation preferences granted to holders of preferred stock are satisfied.

In addition, the issuance of preferred stock may, under certain circumstances, have the effect of delaying, deferring or preventing a
change in control of HBD.   For example, granting voting rights to
holders of preferred stock that require approval by the separate vote of the holders of preferred stock for any amendment to the certificate of incorporation or any reorganization, consolidation, merger or other similar transaction involving HBD could result in such a situation. As a result, the issuance of preferred stock may discourage bids for HBD's common stock at a premium over the market price and could have a material adverse effect on the market value of the common stock. We will not issue any preferred stock without either a vote of the common stock shareholders or approval by a majority of the company's independent directors who do not have an interest in the transaction and who have access, at the company's expense, to the company's or independent legal counsel.

Certain provisions of Delaware law
HBD will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, they prohibit a publicly held Delaware corporation from eengaging in various "business combination" transactions with any "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless

- the transaction is approved by the Board of Directors prior to the date the "interested shareholder" obtained that status;
- upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the "interested shareholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
- on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested shareholder.

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a shareholder. In general, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire HBD.

Limitation and indemnification of liability of officers and directors HBD's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware corporation law, a director of HBD will not be personally liable to HBD or its shareowners for money damages for breach of fiduciary duty as a director. The certificate also allows HBD to indemnify, to the fullest extent permitted by law, any of its directors, officers and employees, as well as anyone serving as a director or officer of another enterprise at HBD's request. HBD's Bylaws provide that HBD shall, to the maximum extent permitted by Delaware corporation law, indemnify each of its directors and officers, including persons who serve at its request as directors or officers of another enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed proceeding in which the person was or is a party or is threatened to be made a party because of being a director or officer of HBD. HBD is required to pay the expenses, including attorney's fees, incurred by a director or officer in connection with the defense or disposition of any proceeding, in advance of the final disposition, if the person agrees to repay them and it is ultimately determined that the person was not entitled to indemnification. HBD's Bylaws also permit it to indemnify other employees and agents of HBD, including persons who serve at its request as employees or agents of another enterprise. HBD has been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the Securities Act is unenforceable, as against public policy expressed in the Securities Act.


Transfer agent
The transfer agent for HBD's securities will be The Registrar and Transfer Company with offices located in Cranford, New Jersey.


SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has beeen no public market for HBD's securities. The shares have been approved for listing on the Chicago Stock Exchange after completion of this offering. We cannot make a prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, including any sales after the lapse of the restrictions described below, could adversely affect the prevailing market price and the ability of HBD to raise equity capital in the future.

Upon completion of the offering, HBD would have _,___,___ shares of common stock outstanding if the minimum weere sold and 7,500,000 if the maximum were sold. Shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an "affiliate" of HBD, as that term is
defined in Rule 144 under the Securities Act.   Any shares acquired by
an affiliate will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 5,595,263 shares of common stock held by existing shareholders of HBD upon completion of the offering will be "restricted securities" as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or an exemption from registration, including the exemption provided by Rule 144.

In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period, beginning 90 days after the date of this prospectus, a number of shares that is not more than the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding the sale. Owners of restricted securities who have not been affiliates of HBD at any time during the 90 days immediately preceding their sale, who have beneficially owned their shares for at least two years may sell those shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied. HBD is unable to estimate the number of shares that will be sold under Rule 144, which depends on the market price of the common stock, the personal circumstances of the sellers and other factors.

The three principal shareholders of common stock have entered into a "lock-in agreement" with HBD, further restricting the sale or other transfer of their shares for a period of 2 years after the completion of this offering. A total of 5,477,216 shares of common stock are subject to this agreement. None of these shares can be transferred during the first year after completion of this offering. During the second year after completion of this offering, an aggregate of 2 (r)% of these shares may be sold or transferred during each calendar quarter.



PLAN OF DISTRIBUTION



We propose to offer and sell the shares directly to members of the public residing in selected states. Announcements of this offering, in the form prescribed by Rule 134 of the Securities Act, will be communicated to selected persons who are customers or have other relationships with HBD or its officers and who reside in certain parts of the United States. We will deliver a copy of this prospectus to those who request it, together with the share purchase order. Assuming the maximum share price, all shares will be sold at the public offering price of $12.00 per share and a minimum purchase of 50 shares is required. We reserve the right to reject any subscription or share purchase agreement in full or in part. The persons shown in the prospectus under "Principal Shareholders" have the right to purchase shares for the purpose of meeting the impound agreements.

HBD will effect offers and sales of shares only through Brian M. Fraidin, its chief executive officer. Only Mr. Fraidin will sign acceptances of share purchase orders on behalf of HBD and he will be the only individual to conduct activities that involve making oral solicitations or approval of written communications. Under Rule 3a4-1 of the Exchange Act, Mr. Fraidin will not be deemed a "broker," as defined in the Exchange Act, solely by reason of participation in this offering, because:
1. he is not subject to any of the statutory disqualifications set forth in Section 3(a)(39) of the Exchange Act;
2. in connection with the sale of the shares being offered, he will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities;
3. he is not an associated person (partner, officer, director or employee) of a broker or dealer; and
4. he meets all of the following conditions:
   4.1 primarily performs substantial duties for HBD otherwise than in connection with transactions in securities;
   4.2 was not a broker or dealer, or as an associated person of a broker or dealer, within the preceding 12 months; and
   4.3 will not participate in selling an offering of securities for any issuer more than once every 12 months.

The methods to be employed in the solicitation of potential investors include printed and electronic announcements to the company's customer database, distribution of the prospectus via the Internet, personal meetings with business contacts of existing investors, follow-up by telephone with interested parties and other announcements of the "tombstone" variety.

Determination of offering price
Because there has been no market for the common stock of HBD, the public offering price has been determined by HBD's Board of Directors. Among the factors they considered were HBD's results of operations, its current financial condition, its future prospects, the state of the markets for its products and services, the experience of management and the economics of the industry segment in general. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

Escrow of minimum proceeds
We are making this offering on a minimum/maximum basis subject to subscription and payment for not less than __,___ shares (the "minimum") and not more than 500,000 shares (the "maximum"). All subscription payments will be deposited into an escrow account at NationsBank. If the minimum is not sold in this offering by the termination date, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.

During the escrow period, all subscription payments for shares must be delivered with a completed share purchase order to the escrow agent. HBD will mail a copy of the share purchase order to each purchaser within fifteen business days of acceptance by HBD. Stock certificates will not be issued to subscribers until the minimum has been sold. Until then, purchasers will be subscribers and not security holders of HBD. During the escrow period, subscribers will have no right to a return of their payment.

After the minimum has been fully subscribed, HBD will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 500,000 shares. This offering will end upon the earlier of the following: the sale of the maximum amount, _______, 2000 or the date on which HBD decides to close the offering. HBD reserves the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior to the sale of all the shares being offered. The three principal shareholders of the Company may purchase shares in this offering and the proceeds from those purchases may be used for the purpose of completing sale of the minimum. All of those shares would be subject to the "lock-in agreement" described in the previous section of this prospectus, "Shares Eligible for Future Sale."


LEGAL MATTERS

The validity of shares of common stock offered will be passed upon for HBD by Whiteford, Taylor & Preston LLP.


EXPERTS

The financial statements of the Company as of December 31, 1998 and December 31, 1997 have been included in this prospectus and elsewhere in the registration statement in reliance on the audit reports of Naden/Lean, LLC, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

HBD has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the attached exhibits. For further information about HBD and the securities offered, reference is made to the registration statement and to the exhibits filed. The statements contained in this prospectus as to the contents of any contract or other document identified as exhibits in this prospectus are not necessarily complete, and in each instance, reference is made to a copy of the contract or document filed as exhibit to the registration statement, each statement being qualified in any and all respects by this reference. The registration statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Office, located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part may be obtained from the Commission upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. The Commission maintains a web site on the Internet that will contain all future reports, proxy and information statements and other information that HBD is required to file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.










INDEX TO FINANCIAL STATEMENTS




                                                      PAGE

Table of Contents                                     F-1

Independent Auditors' Report                          F-2

Balance Sheets                                        F-3

Statements of Income and Partners' Capital            F-4

Statements of Cash Flows                              F-5

Notes to Financial Statements                       F6-11

F-1




INDEPENDENT AUDITORS' REPORT



To the Partners
Transforming Cosmetics



We have audited the accompanying balance sheets of Transforming
Cosmetics (a Partnership), as of December 31, 1997 and 1998, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transforming Cosmetics, as of December 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Naden/Lean, LLC



Baltimore, Maryland
February 5, 1999

F-2






TRANSFORMING COSMETICS
BALANCE SHEETS
AS OF

ASSETS

                                    December 31,        June 30,
                                  1997       1998         1999
                                                       (unaudited)
CURRENT ASSETS
  Cash                        $  226,956  $ 634,108    $ 579,263
  Accounts receivable:
    Trade - net                  312,300    123,467       34,090
    Credit card processor        151,328     53,185       29,103
    Employees and affiliates      26,861     87,974       55,689
  Inventory                      687,246    724,355      679,165
  Prepaid expenses               136,937     70,387       61,639

      Total Current Assets     1,541,628  1,693,476    1,438,949

PROPERTY, PLANT
& EQUIPMENT - AT COST NET        182,451    210,135      197,189

OTHER ASSETS
  Marketing materials
    & other - net                338,449     453,560     422,043
  Direct response advertising    256,927     512,538     460,467
  Deposits                        17,161      13,661      21,668

    Total Other Assets           612,537      979,759    904,178

TOTAL ASSETS                  $2,336,616   $2,883,370  $2,540,316


LIABILITIES AND PARTNERS' CAPITAL
                                    December 31,            June 30,
                                   1997     1998              1999
                                                           (unaudited)
CURRENT LIABILITIES
  Accounts payable
    & accrued expenses          $662,820      $562,505      $710,520
  Notes payable                    5,026             -         7,941
  Advanced client media deposits       -       541,983       123,033
  Obligations under capital lease  8,084         9,842             -
  Due to affiliates               80,000             -             -
  Reserve for sales refunds      228,424        70,293        20,000

    Total Current Liabilities    984,354     1,184,623       861,494

NON-CURRENT LIABILITIES
  Note payable                     8,947             -             -
  Obligations under
     capital lease                12,620         2,778             -

    Total Non-Current
      Liabilities                 21,567         2,778             -

TOTAL LIABILITIES               1,005,921    1,187,401        861,494

PARTNERS' CAPITAL               1,330,695    1,695,969      1,678,822

TOTAL LIABILITIES
   & PARTNERS' CAPITAL         $2,336,616   $2,883,370     $2,540,316



See Independent Auditor's Report and Accompanying Notes.
F-3


TRANSFORMING COSMETICS
STATEMENTS OF INCOME AND PARTNERS' CAPITAL
FOR THE PERIODS INDICATED

                         Years ended                   Six Months
                          December 31,                  ended June 30,
                       1997         1998             1998        1999
                                                 (unaudited)  (unaudited)
SALES - net of
   sales refunds      $7,687,626  $9,552,994      $5,380,649  $5,680,455
COST OF GOODS SOLD     5,631,565   7,429,250       4,362,401   4,930,658

   GROSS PROFIT        2,056,061   2,123,744       1,018,248     749,797

OPERATING EXPENSES
   Selling             1,004,219     949,657         508,157     309,898
   General &
   administrative        713,914     571,781         354,252     313,434

   TOTAL OPERATING
   EXPENSES             1,718,133  1,521,438         862,409      623,332

INCOME FROM OPERATIONS
  BEFORE OTHER INCOME
  & EXPENSES              337,928     602,306        155,839      126,464

OTHER INCOME AND EXPENSES
  Interest income           4,496         698            698         4,912
  Gain (Loss) on
  disposal of fixed
  asset                   (14,430)      5,805          5,805             -
  Miscellaneous income      1,775           -              -             -
                          ----------   ----------    ----------   --------
  TOTAL OTHER INCOME
   & EXPENSES              (8,159)      6,503          6,503         4,912

  NET INCOME              329,769     608,809        162,342       131,376

PARTNER'S CAPITAL
  - BEGINNING OF YEAR    1,025,262  1,330,695      1,330,695     1,695,969

DISTRIBUTIONS              (24,336)  (243,535)      (243,535)     (148,523)

PARTNERS' CAPITAL
  - END OF YEAR         $1,330,695 $1,695,969     $1,249,502     $1,678,822



See Independent Auditor's Report and Accompanying Notes.
F-4


TRANSFORMING COSMETICS
CASH FLOW STATEMENTS
FOR THE PERIODS INDICATED

                               Years ended              Six months
                               December 31,              June 30,
                            1997         1998        1998         1999
                                                 (unaudited)   (unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES
    Net income             $329,769    $608,809    $162,342     $131,376

Adjustments to reconcile
  net income to net cash
  Provided by operating
  activities:
  Depreciation
  & amortization            116,152      278,457    167,486       187,393
Provision for bad debts      37,038       33,175     16,588        10,829
  (Gain)Loss on disposal
  of fixed asset             14,430       (5,805)    (5,805)            -
(Increase) decrease
  in operating assets:
   Accounts receivable     (343,594)     253,801     117,343      102,630
   Inventory               (143,564)     (37,109)   (174,243)      45,190
   Prepaid expenses          (3,342)      66,550     121,443        8,748
   Deposits                   2,839        3,500      10,806       (8,007)
Increase (decrease)
  in operating liabilities:
  Overdraft                 (85,724)          -            -            -
  Accounts payable
   and accrued expenses     465,554     (100,315)     482,547     148,015
  Advanced client
  media deposits                  -      541,983     226,231     (418,950)
     Due to affiliates            -      (80,000)    (80,000)           -
     Reserve for sales
     refunds                      -     (158,131)    (25,521)     (50,293)
  Other liabilities         121,734             -           -            -
                          ----------   ------------   --------  ----------
NET CASH PROVIDED
BY OPERATING ACTIVITIES      511,292    1,404,915   1,019,216      156,931

CASH FLOWS FROM
INVESTING ACTIVITIES
  Purchase of property
  and equipment             (102,102)     (90,624)    (19,061)     (20,201)
  Proceeds from disposal
  of fixed asset                    -       16,878       16,878           -
  Investment in
   marketing materials      (267,918)     (203,933)    (140,528)   (16,659)
  Investment in direct
  response advertising      (256,927)     (393,379)    (393,425)   (54,000)
  Net cash advanced to
  employees/affiliates       474,230       (61,113)         473     32,285

NET CASH USED IN
INVESTING ACTIVITIES        (152,717)     (732,171)	   (535,663)   (58,574)

CASH FLOWS FROM
FINANCING ACTIVITIES
  Distributions             (24,336)     (243,535)    (243,535)   (148,523)
  Net cash paid
  to affiliates             (91,043)            -            -            -
  Principal payments
  on notes payable          (10,712)      (13,973)     (13,973)       7,941
  Principal payments
  on obligations
  under capital leases       (5,528)       (8,084)      (3,843)     (12,620)

  NET CASH USED IN
  FINANCING ACTIVITIES     (131,619)     (265,592)    (261,351)    (153,202)

NET INCREASE IN CASH
 & CASH EQUIVALENTS         226,956       407,152      222,202      (54,845)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR               -       226,956      226,956       634,108
                         -----------   ------------ ------------   ----------
CASH AND CASH EQUIVALENTS,
  END OF YEAR               $226,956     $634,108     $449,158       $579,263


See Independent Auditor's Report and Accompanying Notes.
F-5



TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Transforming Cosmetics (the Company) was formed as a Maryland general partnership in April 1994. The Company markets and distributes a line of cosmetic products under the name "Linda Seidel's Natural Cover" throughout the United States. These products are marketed primarily through direct response advertising campaigns. In addition, the Company purchases and sells media on behalf of third party clients for use in their direct response advertising campaigns.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable - Trade consists primarily of second and third installments from customers who have elected to pay in three installments. The Company uses the allowance method for recognition of uncollectible accounts receivable. The allowance for uncollectible accounts as of December 31, 1998 and 1997 was $41,090 and $63,635, respectively.

Inventory

Inventory is stated at the lower of cost or market, using the first in, first out (FIFO) method. The inventory consists primarily of various cosmetic components included in kits, which are sold to customers. Additionally, inventory includes packaging and printed marketing materials.

Prepaid Expenses

Prepaid Expenses consist primarily of cash payments to media vendors for direct response advertising, typically made 15-45 days in advance to secure placement.

Property and Equipment

Property and equipment is recorded at cost. Depreciation expense is recognized using accelerated methods over the estimated useful lives of the specific assets, which range from 3 to 39 years. Repairs and maintenance of property and equipment are charged to operations when incurred. Betterments and renewals are capitalized and depreciated over the estimated useful lives of the respective improvements.

Revenue Recognition

Revenues from the sale of cosmetic products are recognized when the goods are shipped. Revenues from the sale of media are recognized when the media is aired on television. Payments received in advance are deferred until such time as the media is aired. As of December 31, 1997 and 1998, the Company's deferred revenues were $0 and $541,983, respectively.

Marketing Materials
Marketing Materials are recorded at cost. Amortization expense is recognized based on a cost-pool-by-cost-pool basis, over the period during which the future benefits are expected to be received. The amortization is computed using the ratio that current period gross revenues for the production cost pool bear to the total of the current and estimated future period gross revenues for the production cost pool. The estimated gross revenues for each production cost pool range from $1 million to $34 million. The estimated gross revenues for a cost pool may increase or decrease over time as a result of more accurate estimates based on current data. As a result, the ratio is recalculated with adjustments accounted for in the current and prospective periods.



F-6




TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Computer Software Costs

The Company has internally developed a computer database to process and track customer orders and to initiate and facilitate collections.
These costs are to be amortized using the straight-line basis over five
(5) years. As of December 31, 1997 and 1998, the Company has capitalized costs associated with the development of this system of $46,000 and $106,500, respectively. The system was operational in December 1998 and has started to be amortized.

Design, Packaging, Organizational and Other Costs

Design, packaging, organizational and other costs are amortized on the straight-line basis over five (5) years.

Reserve For Sales Refunds

Under the Company's sales policy, customers may return goods ordered for up to 60 days after a sale is made. Accordingly, the Company has established a reserve for sales refunds as of December 31, 1997 and 1998 based on historical trends.

Income Taxes

Pro rata income from the partnership is combined with the income and expenses of the partners from other sources and reported in the partners' individual federal and state tax returns. The partnership is not a tax-paying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded in the accompanying statements.

Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Interim Financial Statements
The accompanying statements of operations and cash flows for the six months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the results of operations and cash flows for the interim period. The results of operations for the six months ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.










F-7



TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                          1997         1998
Furniture, fixtures, equipment,
and computer software                  $156,545      $241,923
Transportation equipment                 53,180        29,448
Leasehold improvements                   34,234        34,235
Equipment held under capital lease       26,232        26,232
                                        --------     --------
                                        270,191       331,838

Less:  accumulated depreciation         (87,740)     (121,703)

Property and Equipment - Net            $182,451     $210,135


Depreciation expense for the years ended December 31, 1997 and 1998 was $43,905 and $51,867, respectively.


NOTE 3 - MARKETING MATERIALS AND OTHER

Marketing materials and other consist of the following at December 31. Direct response marketing materials include the Company's television, radio and printed marketing campaigns. Each of these campaigns includes a toll-free 800 or 888 number that enables the Company to specifically identify and track the customers who order its products.

                                            1997               1998
Direct response marketing materials        $733,007          $903,292
Design, packaging,
  organizational and other                   99,037           136,270
                                           --------         ---------
                                            832,044         1,039,562

Less:  accumulated amortization            (493,595)         (586,002)

Marketing Materials and Other - Net        $338,449          $453,560

Amortization expense for the years ended December 31, 1997 and 1998 was $72,247 and $88,822, respectively.


NOTE 4 - DIRECT RESPONSE ADVERTISING

The company expenses the media costs of advertising the first time the advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consist primarily of television infomercials that include a specific toll-free number to order the Company's products. The capitalized costs of the direct response advertising are amortized based on the ratio of the cumulative revenue generated to date versus the total cumulative revenue estimated to be generated by the direct response advertising. The total anticipated economic benefit from direct response advertising, as of December 31, 1997 and 1998, is estimated to be $6,256,000 and $11,759,500 respectively. Revenue generated as of December 31, 1997 and 1998 was approximately $5,643,000 and $10,482,000, respectively.

At December 31, 1997 and 1998, unamortized direct response advertising cost of $256,927 and $512,538, respectively, was reported in the accompanying balance sheet as other assets. For the years ending December 31, 1997 and 1998, amortization expense applicable to direct response advertising totaled $2,367,232 and $1,924,877, respectively.



F-8




TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE 5 - SALES

In addition to sales of cosmetic products, the company provided various direct response media buying services to third party clients. During 1998, approximately $4,500,000 of media sales are included in the net sales of $9,552,994 which were sold at approximately 5% gross profit. During 1997, approximately $1,700,000 of media sales are included in the net sales of $7,687,626 that were sold at approximately cost (see
Note 9).

NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:
                                                        1997     1998
  Term note, payable in monthly
  installments of $453,
  including Interest at 15.75% per year
  secured by an automobile.                         $ 12,652      $ -

  Term note, payable in monthly
  installments of $667,
  including interest at 8.5% per
  year secured
  by an automobile.                                    1,321        -
                                                    --------    ------
         Total                                        13,873        -

Less:  current maturities                              5,026        -
                                                   ---------    ------
Notes payable - noncurrent                          $  8,947      $ -


NOTE 7 - OBLIGATION UNDER CAPITAL LEASE

In 1997, the company entered into a lease agreement for a telephone system expiring in the year 2000 that qualified as a capital lease.
The asset has been recorded at the present value of future minimum lease payments, discounted using an interest rate of 19.8%. The capitalized cost of $26,232 less accumulated depreciation of $13,640 is included in property and equipment (Note 2- Property and Equipment). Depreciation expense for the system for the years ended December
31, 1997 and 1998 was $5,246 and $8,394, respectively. Interest expense for the years ended December 31, 1997 and 1998 was $3,084 and $3,398, respectively.

Future minimum lease payments under the capital lease are as follows:

Year ending December 31, 1999                    $11,482
                         2000                      2,871
                                                 --------
   Total future minimum lease payments            14,353
   Less:  Amount representing interest           (1,733)
                                                  ------
Present value of future minimum lease payments    12,620
   Less:  Current portion                          9,842
                                                --------
Long Term Portion                                 $2,778



F-9


TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 8 - COMMITMENTS

Operating Lease

On January 31, 1997, the company entered into a five year operating lease for its office space, which expires January 31, 2002. The lease provides for base annual rental of $80,000 for the first two years and increases to $90,000 for the final three years. Additionally, the lease provides that the company pays its proportionate share of any increase in real estate taxes and insurance over the base year costs. The lease contains a 5-year renewal option. The company also rents various other space on a month to month basis. Rent expense for the years ended December 31, 1997 and 1998 was $71,648 and $94,260, respectively.

Line of Credit

In July 1998, the company's line of credit was renewed and increased to $1,000,000. The Note provides for interest at the Libor Rate plus 3.75%, applied to balances borrowed against the line of credit. The
Note is secured by accounts receivable, inventory and prepaid media purchases, and was guaranteed by the general partner. The Note has a maturity date of May 2000 and has never been borrowed against as of December 31, 1998.


NOTE 9 - RELATED PARTY TRANSACTIONS

The company transacts business with several of its general partners and their affiliates as summarized below:

                                                    1997       1998
Nature of Transaction    Nature of Relationship    Amount     Amount

Purchase of direct
response media          Partners and Affiliates    $1,704,215    $0
Purchase of media
business assets         Partners and Affiliates       $0     $200,000

Operating expenditures
including rent, office
cleaning, royalties, carpet
purchase, and
computer design.        Partners and Affiliates    $59,929   $88,744

The company's operating agreement provides for certain management services to be provided by the general partner. No payments are due or payable to the general partner for these services.


Balance due to/from related parties at December 31 are as follows:

                                             1997       1998

Due from employees and affiliates         $ 26,861    $ 87,974
Accrued royalties due general partner     $ 80,000      $ 0

These transactions are payable on demand and without interest.


F-10


TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest expense paid by the company for the years-ended December
31,1997 and 1998 was $5,808 and $4,473, respectively

Schedule of non-cash financing and investing activities for the year ended December 31, 1997:

Purchase of property and equipment                $ 128,334
Less: capital lease assumed                          26,232
                                                 ----------
Cash paid for purchase of property and equipment  $ 102,102






F-11



HealthandBeautyDirect.com, Inc.
Cross-reference Sheet Showing Location in Prospectus of:

PART I -- INFORMATION REQUIRED IN PROSPECTUS

Form SB-2 Item Number and Caption           Caption in Prospectus

1. Front of Registration Statement and
   Outside Front Cover of Prospectus        Outside Front Cover Page of
                                            Prospectus
2. Inside Front and Outside Back Cover
   Pages of Prospectus                      Inside Front Cover Page of
                                            Prospectus
3. Summary Information and Risk Factors     Prospectus Summary; Risk Factors
4. Use of Proceeds                          How We Intend to Use the Proceeds
                                            of this Offering
5. Determination of Offering Price          Plan of Distribution -
                                            Determination of Offering Price
6. Dilution                                 Dilution
7. Selling Security Holders                 Not applicable
8. Plan of Distribution                     Plan of Distribution
9. Legal Proceedings                        Business -- Legal Proceedings
10. Directors, Executive Officers,
    Promoters and Control Persons           Management
11. Security Ownership of Certain
    Beneficial Owners and Management        Principal Shareholders
12. Description of Securities               Description of Capital Stock
13. Interest of Named Experts and Counsel   Not applicable
14. Disclosure of Commission Position on    Management -- Limitation and
    Indemnification for Securities Act      Indemnification of Liability of
                                            Officers and Directors
15. Organization Within Last Five Years     Business - Organization of HBD
16. Description of Business                 Prospectus Summary; Risk Factors;
                                            Business; Certain Transactions
17. Management's Discussion and Analysis
    or Plan of Operation                    Management's Discussion and
                                            Analysis of Financial Condition
                                            and Results of Operations
18. Description of Property                 Business - Facilities
19. Certain Relationships and Related
    Transactions                            Certain Transactions
20. Market for Common Equity and Related
    Shareholder Matters                     Risk Factors; Shares Eligible
                                            for Future Sale
21. Executive Compensation                  Management: Executive
                                            Compensation
22. Financial Statements                    Index to Financial Statements
23. Changes In and Disagreements With
    Accountants on Accounting and
    Financial Disclosure                    Not applicable


PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

The Registrant's Certificate of Incorporation, Article Ninth, provide that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law. The Article aso provides that the Registrant may indemnify anyone who is or was an officer, director or employee of the Registrant (or who is or was an officer, director or employee of any other enterprise at the request of the Registrant), to the full extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:


Securities and Exchange Commission filing fee        $ 1,668
Blue sky fees and expenses                            12,000
Accountant's fees and expenses                        25,000
Special Counsel's fees and expenses                   50,000
General Counsel's fees and expenses                    7,500
Printing                                              14,000
Postage                                               14,000
Marketing expenses                                    45,000
Chicago Stock Exchange listing fees                   15,000
Miscellaneous                                            832
     Total                                         $ 185,000
(The Registrant will bear all expenses shown above.)

Item 26.  Recent Sales of Unregistered Securities.

The Registrant has not sold any securities within the past three years.

Item 27.  Exhibits

The exhibits listed below are filed as part of this Registration
Statement pursuant to Item 601 of Regulation S-B.

Exhibit
Number    Description
**3.1     Amended and Restated Certificate of Incorporation
**3.2     Corporate By-laws
**4.1     Article II, pages 1-6, of the By-laws (Reference is made to
          Exhibit 3.2)
**4.2  Text  and description of the form of certificate of common stock certificate
**5    Opinion and consent of counsel
**10.1 Employment Contract with Linda Seidel
* 10.2 Management Services Agreement
**23.1 Consent of Naden/Lean, LLC.
**23.2 Consent of counsel (reference is made to Exhibit 5)
 *24   Power of Attorney
 *27   Financial Data Schedule
**99.1 Share Purchase Order Agreement
*99.2  Impound Agreement
*99.3  Lock-In Agreement


*     Filed with this Pre-Effective Amendment #1
**    Filed previously with SB-2

Item 28.  Undertakings.

(a)  The Registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;
(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.





SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Pre-Effective Amendment Number 1 to the Registration Statement to be signed on its behalf by the undersigned, in the County of Baltimore, State of Maryland, on July 28, 1999.

HealthandBeautyDirect.com, Inc.


By

Brian M. Fraidin, Chief Executive Officer & Director


In accordance with the requirements of the Securities Act of 1933, this Pre-Effective Amendment Number 1 to the Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature              Title                          Date


Brian M. Fraidin        Chairman of the Board          July 28, 1999
                        of Directors

Brian M. Fraidin        Principal Executive Officer    July 28, 1999
                        and Director

Brian M. Fraidin        Principal Financial Officer    July 28, 1999

Vipul Munjal            Principal Accounting Officer   July 28, 1999

Steven Zwagil           Director                       July 28, 1999

Linda Seidel            Director                       July 28, 1999

Each person whose signature appears below appoints Brian M. Fraidin his or her attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments, including post-effective amendments, to this Pre-Effective Amendment Number 1 to the Registration Statement on Form SB-2 of HealthandBeautyDirect.com, Inc., and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.


David Dougherty          Director                      July 28, 1999

Todd Foreman             Director                      July 28, 1999

II-1